OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

JUDOBABY INC.

128 WINDSOR COURT
SAN CARLOS, CA 94070

www.petsportsleague.com

76923 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Offering

Maximum 769,231 Shares of Common Stock ($100,000.03)

Minimum 76,923 Shares of Common Stock ($9,999.99)

Company	JUDOBABY, Inc.
Corporate Address	128 Windsor Court, San Carlos, CA 94070
Description of Business	Video Game Publisher/Developer
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.13
Minimum Investment Amount (per investor)	$99.97

Common Stock outstanding before the Offering (1): 24,780,915

Common Stock outstanding after the Offering (1): 25,550,146

Company Pre-Money valuation is $3,221,518.95

Company Post-Money valuation is $3,321,518.98

OFFERING MEMORANDUM

JUDOBABY INC.

128 Windsor Court, San Carlos, CA 94070 (650) 394-6605; www.Judobaby.com

Judobaby Inc., a California corporation (the "Company," we," "us," or "our") is offering to investors ("Investors") a minimum target of 76,923 and a maximum of 769,231 shares ("Shares") of the Company's common stock, no par value per share ("Common Stock"), at an offering price of $0.13 per Share. The minimum purchase is 769 Shares for a minimum investment of $99.97. The offering (the "Offering") is being conducted on a "best efforts" basis and may continue until the earlier of April 10, 2018 (which date may be extended at our option) or the date when all shares have been sold.

There is currently no trading market for the Common Stock, and we cannot guarantee that such a trading market for the Common Stock will ever exist.

If we reach the target offering amount of $9,999.99, prior to the deadline on our offering page, we may conduct the first of multiple closings of the Offering early if we provide notice about the new

offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If we do not raise at least our minimum target amount by April 10, 2018, no securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to Investors without deduction, interest, or set-off.

These are speculative securities. A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors".

	Number of Shares	Offering price to the public	Underwriting discounts and commissions(1)	Proceeds to issuer(2)
Per Share	1	$0.13	N/A	N/A
Target Offering Amount	76,923	$9,999.99	N/A	$9,999.99
Total Maximum	769,231	$100,000.03	N/A	$100,000.03

(1) We do not intend to use commissioned sales agents or underwriters.

(2) Does not include expenses of the Offering, including professional fees, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be $5,000 in the aggregate for the maximum offering amount. See "Use of Proceeds" and "Plan of Distribution."

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering memorandum or other solicitation materials. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

TABLE OF CONTENTS

THIS OFFERING MEMORANDUM, THE OTHER EXHIBITS COMPRISING THE COMPANY'S FORM C FILED WITH THE SEC, AND THE DISCLOSURES ON THE PORTAL RELATED TO THE COMPANY (COLLECTIVELY, THE "OFFERING MATERIALS") CONTAIN ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THE OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN OR THEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THE

OFFERING MATERIALS.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE OFFERING MATERIALS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Memorandum, including the sections entitled "Risk Factors," "The Company and its Business," and "Use of Proceeds," and other disclosures included in the Offering Materials, contain forward-looking statements. All statements, other than statements of historical fact included in the Offering Materials, may constitute forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect," or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning us, risk factors, plans, and projections. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in the Offering Materials may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Memorandum to conform these statements to actual results or to changes in our expectations. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth herein.

You should read the Offering Materials with the understanding that our actual future results, levels of activity, performance and events, and circumstances may be materially different from what we expect.

PROJECTIONS OR FORECASTS CONTAINED IN THE OFFERING MATERIALS MUST BE VIEWED ONLY AS ESTIMATES. THE ACTUAL PERFORMANCE OF THE COMPANY MAY DEPEND UPON FACTORS BEYOND THE CONTROL OF THE COMPANY. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY'S ACTUAL PERFORMANCE WILL MATCH ITS INTENDED RESULTS.

OFFERING SUMMARY

The following summary highlights selected information contained in the Offering Memorandum. This summary does not contain all of the information that may be important to you. You should read the more detailed information contained in this Offering Memorandum, including, but not limited to, the risk factors.

Our Company

JUDOBABY INC. develops and distributes high-end video-game entertainment, uniquely combining Animals, Sports, & Celebrities on all popular mobile devices (e.g. phones, pads, iOS, Android), PC, and popular consoles (e.g. PlayStation, Nintendo, & XBOX varieties), including Virtual Reality (VR) and Augmented Reality (AR) content. For additional information, see the section titled "The Company and its Business."

The Offering

The Company is offering to Investors up to 769,231 shares of Common Stock, at a price of $0.13 per Share. The minimum purchase is 769 Shares for a minimum investment amount of $99.97.

The gross proceeds of the Offering will be a maximum of $100,000.03 (the "maximum offering amount"). While the Company currently intends for our management to sell the Shares, we may, in our sole discretion, retain selling agents and brokers to sell the Shares. In such event, the Company may be responsible for any commissions or fees of such parties, and related fees and expenses.

The Shares are being offered pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended. The Offering will be conducted on the crowdfunding portal accessible at www.startengine.com and each subdomain thereof (the "Site"), which is owned by StartEngine Crowdfunding, Inc. ("StartEngine Crowdfunding") and operated by StartEngine Crowdfunding and its wholly-owned subsidiary, StartEngine Capital, LLC ("StartEngine Capital" and, collectively with StartEngine Crowdfunding, "StartEngine").

Proceeds from subscriptions for Shares will be held by FundAmerica Securities, LLC ("FundAmerica"), as escrow agent, until such time as a minimum target amount of 76,923 Shares, for gross proceeds of $9,999.99 (the "target offering amount") are sold (and the Company determines, in our sole discretion, to conduct an initial closing at that time). In the event that the Company does not sell the target offering amount of Shares prior to the offering deadline of April 10, 2018 (the "offering deadline"), no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to Investors without deduction, interest, or set-off.

General Terms of the Offering

Issuer: JUDOBABY INC., A CALIFORNIA CORPORATION

Securities Being Offered: Common Stock, no par value per share.

Price Per Share: $0.13 per Share.

Target Offering Amount 76,923 Shares for gross proceeds of $9,999.99.

Maximum Offering Amount: 769,231 Shares for gross proceeds of $100,000.03.

Offering Period: The Offering will expire on on the date listed on the offering page, unless earlier closed or terminated.

Eligible Investors: The Offering is open to citizens of the United States and non-US investors.

Escrow: Proceeds of the sale of the Shares will be held by FundAmerica, as escrow agent, until such time as the Company has accepted subscriptions for the target offering amount of Shares. In the event the Company has not received proceeds from the sale of Shares for the target offering amount prior to expiration of the not received proceeds from the sale not received proceeds from the sale of Shares for the target offering amount prior to expiration of the Offering, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to Investors without deduction, interest, or set-off.

THE TEAM

Dan Mueller Vern Justus	President, CEO, Founder Chief Communications Officer, Founder	Since Inception Since Inception

Biographies of Directors and Officers

Dan Mueller

Dan Mueller, CEO / President, is a well-recognized Producer, Designer, Double Patent Holder, and Founder - CEO of JUDOABY INC. with over 23 years proven background and experience within the game industry for Sony Computer Entertainment, Foundation 9, and BottleRocket Entertainment (co-founder). Design and production accomplishments over the years include: creation of Jerry Rice & Nitus' Dog Football, awarded International Gaming Network's AAA rating (the same recognized achievement as Electronic Art's Madden Football game); Blasto (a AAA Sony title featuring comedic icon Phil Hartman); Bust A Groove (one of the first U.S. dancing games); The Mark of Kri, named IGN's "Action Game of the Year" wherein Mr. Mueller played a key role in developing the game's patented combat system; MechAssault for the Nintendo DS in conjunction with Microsoft; and, ATV Offroad Fury wherein the franchise sold more than 5M units.

As founder of JUDOBABY Inc., Dan was responsible for raising over $4.2M in private investment capital to facilitate hiring a seasoned development staff, veteran publishing and sales management team, and, creation, development, and management of the Pet Sports League (PSL) product line. PSL products combine the love of pets, the excitement of sports, and celebrities, beginning with Jerry Rice & Nitus' Dog Football, a first-to-market, socially responsible product designed to connect all generations of family and friends, for Wii & PC.

Mr. Mueller's mission is to develop and promote socially responsible interactive entertainment that connects all generations of family and friends, and, supports the enrichment of arts, music, sports, computer programming education, & animal welfare initiatives.

Vern Justus

Vern Justus, Chief Communications Officer, provides over 4 decades of management background, experience, and proven record of performance in the construction and execution of comprehensive marketing plans including creation and implementation of innovative sales promotion, special event & merchandising programs. Corporate responsibilities also include: Management of general, administrative, marketing; sales, and merchandising personnel; Product pricing, discounts & special promotions; Distributor sales & incentive programs; Inventory control (product orders & distribution); Advertising plans & schedules; Product presentations; Acquisition & development of new business; and, Business plans focused on maximizing company growth through effective marketing, sales & fundraising strategies.

Credits include: VP/General Manager of Muller & Phipps (Sole Importer of Johnnie Scotch Whisky), wherein Vern achieved consistent year-over-year market share increases on all Johnnie Walker labels producing an aggregate case-sales gain of 119.6% over the course of 6 years including establishment of new business with air carriers both domestic (Hawaiian Airlines) and foreign (China Airlines). Additional accomplishments include acquisition & development of Sole Importation rights to Camus Cognac and establishment of a brokerage division representing the complete Hiram Walker line product line.

Hawaii State Manager of Seagram Distillers Co. wherein he consistently led the Western Division (14 states) in year-over-year market share and case sale percentage increases on leadership brands such as Seagram's Crown Royal, Seagram's VO, Seagram's 7 Crown, and Seagram's Gin.

Market share & unit sale increases on said primary product lines (Johnnie Walker & Seagram) were driven through a diverse range of marketing plans and associated programs including active role in planning, advertising, promotion, and sponsorship of mass-market/consumer events such as the first annual "Around The State of Hawaii Yacht Race", and like the 2013 America's Cup held in San Francisco, CA, featuring Class A racing boats & teams from around the world, and the "James MacArthur ("Danno" on original TV series Hawaii Five-O) Celebrity Golf & Tennis Classic" starring

many well-known & prominent motion-picture and television personalities.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Corporate Background and General Overview

JUDOBABY INC. (www.JUDOBABY.com) develops and distributes high-end interactive entertainment to all popular mobile devices (e.g. phones, pads, iOS, Android), PC, and popular video-game consoles (e.g. PlayStation, Nintendo, & XBOX varieties), including Virtual Reality (VR) and Augmented Reality (AR) content.

Company plans to leverage both consumer demand and growth in the mobile space for fun, positive, and innovative entertainment, wherein Pet Sports League (PSL) products uniquely combine the love of pets, the thrill of sports, and family-friendly celebrities, working together as a team, to provide unparalleled entertainment experiences.

JUDOBABY INC.'s plan is to create shareholder value, including compounded impact of stock-price appreciation and recurrent cash-dividends, through increasingly-popular mobile, PC, and console video-game entertainment. The company is therefore widely-expected to appeal to both high-dividend and growth seeking investors, mobile / PC / game console app consumers, and pet-owners.

Opportunity

Genre Power

Nintendo proved the power of ANIMALS when it released "Nintendogs," selling over 24M units within the first 40 months.

Madden NFL" continues to lead the "Sports" category with sales of over 100M copies and 4.2B in revenue to date. Now IMAGINE the potential power of uniquely combing these top selling game genres.

Preparation

Welcome to Judobaby's "Pet Sports League" and it's first in a series of innovative games featuring a vast array of domestic, wild, and prehistoric animals, playing a variety of popular sports, each titled with name & likeness of relevant premiere athletes.

Miracles

With $4.2M backing of initial shareholders, Judobaby produced and published it's first in a series of Pet Sports League (PSL) video games, "Jerry Rice & Nitus' Dog Football."

IGN, a leading source of video game ratings, awarded Dog Football the same AAA score as the industry leading Madden NFL.

Following comments by Ricky Medina, senior manager of business development for the NFL Players Association who said "There is nothing else on the market like the Pet Sports League product" and "It is important for the NFL Players Association to integrated with the PSL Franchise" the NFL PA agreed to terms of facilitating meetings with select NFL Athletes for inclusion in the PSL's planned series of Dog Football game products.

Duwayne Dunham, top grossing film director for Disney, remarked "Walt Disney said it takes Three things to make a successful film, and I know it's in your game, that's why I jumped in with you, Personality, Personality, Personality." INVITATION You are invited to join NFL Hall of Famer Jerry Rice, star running back Marshawn Lynch, and over 250 valued shareholders, as an owner of JUDOBABY INC. & it's Pet Sports League.

Publishing & Sales

JUDOBABY markets, promotes, and sells its in-house products as well as those products financed and developed by its affiliates.

Company key publishing and sales staff have proven their ability to effectively market, promote, and sell a variety of game products for nearly two decades, including rapid sales turn-around of two major game industry publishing giants (e.g. Capcom and Eidos), resulting in market caps of $1.3B & $1.7B respectively, with Capcom being offered a buyout of $3B and Eidos merging with Square Enix resulting in a market cap of $1.9B.

Market and Competition

Video games generated $91 billion worldwide in 2016, according to a report from market researcher SuperData Research.

The mobile game segment was the largest at $41 billion (up 18 percent), followed by $26 billion for retail games and $19 billion for free-to-play online games. A new category, virtual reality, grew to $2.7 billion in 2016 and is growing fast.

The mobile games market has started to mature and now more closely resembles traditional games publishing, requiring ever higher production values and marketing spend. Monster Strike was the No. 1 mobile game, with $1.3 billion in revenue.

Consumers increasingly download games directly to their consoles, spending $6.6 billion on digital downloads in 2016. The move improves margins across the board, and allows publishers to generate revenue through the sales of add-on content, expansion packs, and micro-transactions.

PC gaming continues to do well, earning $34 billion (up 6.7 percent) and driven largely by free-to-play online titles and downloadable games.

Judobaby Impact

JUDOBABY INC.'s trademarked Pet Sport League products offer a unique and first-to-market blend of pets and sports home entertainment designed to connect all generations of family and friends.

In addition to current Pet Sports League (PSL) athletes Jerry Rice & Marshawn Lynch, JUDOBABY INC.'s contractual agreement with the NFL Players Association (NFLPA) enables the company to progressively increase national sales by selectively adding premiere players associated with teams in all NFL Franchise markets.

Employees

The Company has 4 key executive staff and 4 outsource developers. Additional Judobaby developers whom worked on prior PSL products plan to join full time onsite development staff when development funds are secured.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Further information about the Company and its business appears at the "Company" tab on the Company's profile on the Site and as Exhibit C to the Form C of which this Offering Memorandum forms a part, which is incorporated by reference herein.

The team

Officers and directors

DAN MUELLER	FOUNDER / CEO - 2008
VERN JUSTUS	Chief Communications Officer - 2009

DAN MUELLER
Dan is a well-recognized Producer, Designer, Double Patent Holder, and Founder - CEO of JUDOABY INC. with over 25 years proven background and experience within the game industry for Sony Computer Entertainment, Foundation 9, and BottleRocket Entertainment (co-founder). Design and production accomplishments over the years include: creation of Jerry Rice & Nitus' Dog Football, awarded International Gaming Network's AAA rating (the same recognized achievement as Electronic Art's Madden Football game); Blasto (a AAA Sony title featuring comedic icon Phil Hartman); Bust A Groove (one of the first U.S. dancing games); The Mark of Kri, named IGN's "Action Game of the Year" wherein Mr. Mueller played a key role in developing the game's patented combat system; MechAssault for the Nintendo DS in conjunction with Microsoft; and, ATV Offroad Fury wherein the franchise sold more than 5M units. As founder of JUDOBABY Inc., Dan was responsible for raising over $4.2M in private investment capital to facilitate hiring a seasoned development staff, veteran publishing and sales management team, and, creation, development, and management of the Pet Sports League (PSL) product line. PSL products combine the love of pets, the excitement of sports, and celebrities, beginning with Jerry Rice & Nitus' Dog Football, a first-to-market, socially responsible product designed to connect all generations of family and friends, for Wii & PC. Mr. Mueller's mission is to develop and promote socially responsible interactive entertainment that connects all generations of family and friends, and, supports the enrichment of arts, music, sports, computer programming education, & animal welfare initiatives.

VERN JUSTUS
Vern Justus provides over 4 decades of management background, experience, and proven record of performance in the construction and execution of comprehensive marketing plans including creation and implementation of innovative sales promotion, special event & merchandising programs. Corporate responsibilities also include: Management of general, administrative, marketing; sales, and merchandising personnel; Product pricing, discounts & special promotions; Distributor sales & incentive programs; Inventory control (product orders & distribution); Advertising plans & schedules; Product presentations; Acquisition & development of new business; and, Business plans focused on maximizing company growth through effective marketing, sales & fundraising strategies.

Related party transactions

Except as set forth below, the Company has not entered into any related party transactions: • The Company fulfills orders to customers in the United States pursuant to agreements with several distributors across the US. • NFL celebrities Jerry Rice & Marshawn Lynch are under name and likeness agreements with Judobaby Inc. which are solely equity based. There are no cash payments from Judobaby Inc. under these agreements. • Patricia & Mark Rockwell, and Carol Bria are shareholders of the Company that have loaned the Company money as summarized under the heading "Indebtedness" in the section titled "Financial Statements and Financial Condition; Material Indebtedness." • The NFL Players association and Judobaby Inc. hold an agreed upon licensing contract which is not intended to be signed by Judobaby Inc. until pursuing new NFL players for the product line. The terms of the transactions above are no less favorable to the Company than those that can be obtained from an unaffiliated third party, and, in many cases, are highly favorable to Judobaby Inc. Should we enter into other affiliated transactions in the future, they will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **RISK FACTORS** Investing in the Shares involves a high degree of risk. In deciding whether to purchase Shares, you should carefully consider the following risk factors and additional information about the risks. Any of the following risks could have a material adverse effect on the value of the Shares you purchase and could cause you to lose all or part of your investments. Only investors who can bear the loss of their entire investment should purchase Shares.
- **The Company has a limited operating history.** Our limited operating history makes evaluating the business and future prospects non-definitive, and may increase the risk of your investment. We were formed in November 2008, and we have a limited sales record.
- **The Company may incur future losses.** The Company currently is not profitable and may lose money in the future. In order to achieve profitable operations, the Company needs to continue to grow sales revenues. The Company cannot be certain that our business will be successful or that it will generate increased revenues to become profitable.
- **Risks of borrowing.** The Company may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations, or financial condition.
- **The Company may not be able to obtain adequate financing to continue our operations.** Expansion, research and development, marketing, salaries, and inventory purchases all require the Company to have adequate capital. Even if the Company successfully raises $100,000 from this Offering, we may need to raise additional funds in the future through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development, and design efforts, expand our network of Brand Partners, and improve infrastructure. The Company cannot be certain it will be able to raise additional funds when needed.
- **Terms of subsequent financings may adversely impact your investment.** The Company may need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the Common Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more

advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of Common Stock which we sell could be sold into any market which develops, which could adversely affect the market price of our Common Stock.

- **Consumer demand and competition is not predictable.** Although the Company believes that the products it sells possess advantages, considerable competition in the market for the Company's products exists. In addition, the overall demand for Judobaby products is not certain. Outperformance by our competitors and lack of demand may materially and adversely affect our business prospects, operating results, and financial condition.
- **Intellectual Property Rights and Competition.** The company's success is dependent to a certain degree on its ability to protect and preserve the proprietary aspects of its technologies. The company's trademark and patent protections may not be adequate to prevent misappropriation by third parties of the company's proprietary rights. In addition, U.S. law provides only limited protection of proprietary rights. Unauthorized third parties may copy aspects of the company's products, reverse engineer the company's products or otherwise obtain and use information that the company regards as proprietary. Others may develop non-infringing technologies that are similar or superior to the company's. If competitors are able to develop such technology, they may be able to market and sell products that compete with the company, and this competition could adversely affect the company's business.
- **Product liability claims and recalls.** If the Company manufactures a defective product, the Company may experience material product liability losses in the future. The Company could also incur damages and significant costs in correcting any defects, may lose sales, and may suffer damage to its reputation. If the Company secures & maintains product liability insurance coverage, such coverage may not be adequate for all liabilities that the Company could incur and may not continue to be available in amounts and on terms acceptable to the Company.
- **No Assurance of Investment Return; No Guaranty of Projections.** There is no assurance that the company will be able to generate returns for its investors. The investment strategy is dependent on entering into an agreement or multiple agreements with one or more publishers and being able to negotiate favorable terms and conditions with regard to royalty rates and retention of intellectual property rights. The projections contained in any materials received by investors are only pro forma projections and are not guaranteed by the company. In the event that the proforma projections for the company's performance from the launch of its products are incorrect, the company may not have sufficient cash to ultimately return investor capital contributions.
- **Need to attract and retain key employees.** The Company is highly dependent upon the services of its current officers, and the loss of whose services could substantially impede the achievement of the Company's business objectives. The recruitment and retention of additional qualified marketing, sales, operations, and development personnel will be critical to the Company's success. The Company will face competition for qualified employees from numerous industry sources, and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.
- **Management discretion as to use of proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.
- **Control by majority stockholder.** The Company's founding investors collectively are the majority owners and sole directors of the Company. Investors will not be able to control the management of the Company even after the issuance of the Shares.
- **Lack of public market; illiquidity.** There is no public market for the Shares, and the Company

does not expect that such a market will develop in the near future. The Shares will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and is being offered and sold in reliance upon the exemption provided under Section 4(a)(6) of the Securities Act. Securities sold pursuant to Section 4(a)(6) are subject to certain restrictions on transfer for the one year period following the sale. Consequently, Investors may be unable to liquidate their investment immediately and should be prepared to hold the Shares for at least one year, but potentially indefinitely.

- **Absence of dividends.** The Company has never paid any dividends, and the Company's ability to pay dividends to its shareholders in the future will require profits to substantially exceed expenses required to operate the business.
- **THE PRECEDING DISCLOSURE REGARDING RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OR EXPLANATION OF THE RISKS ASSOCIATED WITH AN INVESTMENT IN** JUDOBABY. SUBSTANTIAL ADDITIONAL RISKS MAY BE PRESENT IN CONNECTION WITH AN INVESTMENT IN THE COMPANY. YOU SHOULD CONSULT WITH YOUR OWN ATTORNEYS, ACCOUNTANTS, AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING, AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE SHARES.
- **Entertainment Industry** We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.
- **Competition** Competition from better-funded companies with more experience may affect our success. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of products and thus may be better equipped than us to develop and commercialize their products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our product(s) will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Dan Mueller, 16.14% ownership, Common Stock
- Vern Justus, 10.09% ownership, Common Stock

Classes of securities

- Common Stock: 24,780,915

  Rights as a Stockholder. Subject to the terms hereof, Purchasers will have all the rights of stockholders with respect to the Shares purchased by each Purchaser, including without limitation, the right to vote the Shares and receive any cash dividends declared thereon. If, from time to time there is: (i) any stock dividend, stock split or other change in the Shares; or (ii) any merger or sale of all or substantially all of the assets or other acquisition of Company, any and all new, substituted or additional securities to which each Purchaser is entitled by reason of such Purchaser's ownership of the Shares will be included thereafter as "Shares" for purposes of this Agreement.

  Absence of Other Rights or Assessments

  Holders of Common Stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with the Company's Articles of Incorporation and the California Business Corporation Act, shares of Common Stock will be fully paid and not liable to further calls or assessment by us.

  2017 Stock Incentive Plan

  The Company may issue equity awards, including (but not limited to) options, restricted stock, and restricted stock units, to employees, officers, directors, and consultants and advisors under its 2009 Stock Incentive Plan (the "Plan"). The Company has currently reserved a total of 1,500,000 shares of Common Stock for awards under the Plan.

  Restrictions on Transfer

  Each Investor agrees that it will acquire the company's Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer or other disposition of the company's Common Stock. No public market exists for our Class A Common Stock and no market is expected to develop.

  California Corporate Securities Law

  THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 15102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

  No Waiver

  Either party's failure to enforce any provision or provisions of this Agreement will not in any way be construed as a waiver of any such provision or provisions, nor prevent that party from thereafter enforcing each and every other provision of this Agreement. The rights granted both parties herein are cumulative and will not constitute a waiver of either party's right to assert all other legal remedies available to it under the circumstances.

  Successors and Assigns.

  Company may assign any of its rights under this Agreement to single or multiple assignees,

and this Agreement will inure to the benefit of the successors and assigns of Company. Subject to the restrictions on transfer herein set forth, this Agreement will be binding upon Purchasers and their successors and assigns.

Governing Law

This Agreement is governed by the internal substantive laws of the State of California.

Severability

If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement.

Survival of Representations and Warranties

The representations, warranties, covenants and agreements made herein will survive the execution of this Agreement.

Further Assurances

The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

Entire Agreement; Counterparts

This Agreement (including the exhibits referenced herein) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of Company and Purchasers with respect to the subject matter hereof, and may not be modified adversely to any Purchaser's interest except by means of a writing signed by Company and such Purchaser. This Agreement may be executed in any number of counterparts, each of which will be enforceable against the parties actually executing such counterparts, and all of which together will constitute one instrument.

Modification. JUDOBABY INC. may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

MORE

Voting Rights	Each Share includes voting rights.
Transfer Restrictions	The Shares may not be transferred by any purchaser of such securities for the one-year period following the closing unless unde certain circumstances. Please see "Ownership and Capital Structure; Rights of the Securities."

Book Entry Shares	All Shares will be uncertificated and recorded in book-entry form on the books and records of the Company, except as otherwise required by law. The Company expects to engage a registered transfer agent prior to the closing of the Offering, but may, in our sole discretion, decide to act as our own registrar and transfer agent in connection with the Offering.
Dispute Resolution	The Subscription Agreement will be governed by the laws of the State of California. By signing the Subscription Agreement, each Investor submits to the exclusive jurisdiction of the federal or state courts located in California with respect to any suit, action, or proceeding relating to the Offering.

What it means to be a Minority Holder

What it Means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Results of Operation

Jerry Rice & Nitus' Dog Football currently sells worldwide with customers in over 75 Countries, and, initial distribution of 13k units of Jerry Rice & Nitus' Dog Football wash shipped to selected channels, as follows:

- Gamestop & Fry's 78%
- Amazon 6%
- Pet Food Express 1%
- Schoolastic 15%

Product marketing included the following:

Video: You tube videos & "Webisodes"

Promotional Items: Celebrity Autographed items (ex. books,sports memorabilia) and PSL Exclusive items via Twitter, Facebook, and liveevents.

Android App: Launched a free Android App to market the Wii& PC products, which resulted over 150,000 downloads and a 4 out 5 starrating (Only 11% of All Apps achieve over 100k Downloads).

Trade Shows: Presence at Major Industry Conferences such asE3 (Electronic Entertainment Expo), Game Developers Conference (GDC), & theConsumer Electronics Show (CES)

Celebrity Personal Appearances: Jerry rice at the NintendoWorld Store, Pet Sports League Tournament, and ESPN "First Take" (duringdevelopment).

Radio: 7 major markets, 22 stations (New York, Atlanta,Chicago, Dallas, Seattle, San Francisco, Los Angeles)

Print: Sports Illustrated Kids, Nintendo Power, Hall of FameYearbook

Mall Directories & Billboards: San Francisco,Dallas/Austin, Philadelphia, Boston, Orlando / Tampa

Web promotions: New site design and updates

Posters & Stickers: For trades shows & events.

Initial 2011 sales of Dog Football exhibited the unusual and exciting "ever green" (longevity) trajectory, with the product continuing to sell units almost daily in 2017. Judobaby seeks to follow in the footsteps of great products in video game history which began modestly before growing into sales juggernauts. Examples as follows;

Rock Band

In 2001, "Frequency" launched as wholly new music game IP developed by Harmonics game studio. The product enjoyed critical acclaim but abysmal sales. However, a trickle of sales indicated an audience was there to be served and so in 2003 the company followed with the sequel "Amplitude." Sales were still extremely low but there was growth so the company persisted with the franchise. In 2005 they released "Guitar Hero" which earned over $45 million with approximately 1.5 million copies sold. They followed in 2007 with Rock Band, selling over 13M units and netting more than $1B in total sales.

Grand Theft Auto (GTA)

With the 1997 initial release of "GTA," the product remained little more than a cult underground anomaly. The subsequent 1999 iteration of the product only produced a modest increase in sales volume. However, the 2001 release of "Grand Theft Auto 3" resulted in sales of approximately 17.5M units and franchise sales revenue to date is over $2 Billion.

Brain Age

In 2005, "Brain Age," a new video game IP concept (games that train your brain) launched and exhibited the same "ever green" trait as Jerry Rice & Nitus' Dog Football. Below is a quote by George Harrison, Sr. VP of Marketing & Communications at Nintendo.

> *"We're continuing to support the original Brain Age game, it's more than a year old now. These things do not have the typical lifecycle of a video game product where in twelve, sixteen weeks you've pretty much got all the business you're going to have and then you're done, where it's more like a movie model. These things have a long, long life to them."*

Judobaby growth plans seek to leverage the "ever green" (longevity) appeal of Dog Football with the subsequent launch of Dino Dogs Football, starring Marshawn Lynch, which the company anticipates will generate an increase in overall product sales volume.

Additionally, the company plans to leverage its worldwide Pet Sports League fan base with an international launch of a third product, Cat & Dog Soccer, to exponentially increase overall sales revenue.

2015 & 2016 Details

In effort to continue raising funds via crowdfunding, founders of Judobaby Inc. have been actively involved with the creation of the JOBS ACT since the adjustment to the Accredited Investor qualifications back in 2010. Subsequently, Judobaby Inc. further operations have been mostly on

hold since 2011. Though the average lifespan for a game product is approximately one year, and, Judobaby has not released a new product since 2011, sales defied industry standards by continuing modestly through 2012 and 2013. But with no new product since 2011, there has been no significant activity through 2014 & 2015, where the company has been focused on supporting the updates to the JOBS ACT crowdfunding regulations. In February of 2016 however, in anticipation of the upcoming crowdfunding regulations adjustments slated for May 2016, the company relaunched Jerry Rice & NItus' Dog Football onto the Steam platform in order to market Dino-Dogs Football VR while providing additional sales opportunities. The Steam launch has resulted in an additional 1,965 online retail activations to date from over 75 countries, revealing an appetite for Pet Sports League products worldwide. The company also began listing inventory on eBay whereupon, between Steam and eBay, there are 1 to 2 products being sold daily of the original product launched back in 2011.

Financial Milestones

Financial Milestones

To date, the company has produced $3,181,836 in assets. The initial capitalization of the Company came from private owners whose contributions totaled $4,217,406. The Company is positioned for continued sales growth having utilized the initial investments to build the required infrastructure of software, websites, trademarks, and intellectual property, to support sales growth worldwide.

Jerry Rice & Nitus' Dog Football currently sells Worldwide with customers in over 75 Countries.

Since 2011, sales of Dog Football have exhibited the unusual and promising "ever green" (longevity) trajectory, with the product continuing to sell daily in 2017. Judobaby seeks to follow in the footsteps of great products in video game history which began with modest sales before becoming house hold names. Examples as follows;

Rock Band

In 2001, "Frequency" launched as a wholly new music game IP developed by Harmonics game studio. The product enjoyed critical acclaim but abysmal sales. However, a trickle of sales indicated an audience was there to be served and so in 2003 the company followed with the sequel "Amplitude." Sales were still extremely low but there was growth so the company persisted with the franchise. In 2005 they released "Guitar Hero" which earned over $45 million with approximately 1.5 million copies sold. They followed in 2007 with Rock Band, selling over 13M units and netting more than $1B in total sales.

Grand Theft Auto (GTA)

With the 1997 initial release of "GTA," the product remained little more than a cult underground anomaly. The subsequent 1999 iteration of the product only produced a modest increase in sales volume. However, the 2001 release of "Grand Theft Auto 3" resulted in sales of approximately 17.5M units and franchise sales revenue to date is over $2 Billion.

Brain Age

In 2005, "Brain Age," a new video game IP concept (games that train your brain) launched and

exhibited the same "ever green" trait as Jerry Rice & Nitus' Dog Football. Below is a quote by George Harrison, Sr. VP of Marketing & Communications at Nintendo.

"We're continuing to support the original Brain Age game, it's more than a year old now. These things do not have the typical lifecycle of a video game product where in twelve, sixteen weeks you've pretty much got all the business you're going to have and then you're done, where it's more like a movie model. These things have a long, long life to them."

Judobaby growth plans seek to leverage the "ever green" appeal of Dog Football with the subsequent launch of Dino Dogs Football VR, starring Marshawn Lynch, which the company anticipates will generate progressive increases in overall product sales.

Additionally, company anticipates third product release will exponentially increase sales by leveraging its expanding worldwide Pet Sports League fan base with planned launch of Cat & Dog Soccer.

Path to Revenues

The company plans to achieve projected revenues through promotion and sale of digital downloads of both Dino-Dogs Football VR for console and mobile devices, and, through sale of Jerry Rice & Nitus' Dog Football for mobile devices.

Each product will provide access to over 600 premium in-app sales revenue assets previously produced & available for purchase (*e.g. Dog Breeds, Quarterbacks, Playfields, & Accessories*), and, periodic special Celebrity additions.

JUDOBABY Inc. product launch plans comprehensively promote, engage & retain users, and monetize all company products through a combination of diverse marketing vehicles, including the following.

PRE-SALE CAMPAIGN

Product introduction *(website / landing page)* with promotional videos

Live and active social media engagement *(e.g. Facebook, Twitter, Instagram, Twitch, etc.)* including product notifications & social media "Follow" / "Like" incentives (*ex. celebrity autographed promotional items).*

Online press kit *(e.g. screenshots, video, copy, etc.).*

Generate buzz on popular media sites *(e.g. Kotaku, Quora, Reddit, etc.).*

ENGAGEMENT & ACQUISITION

App Channel Marketing

JUDOBABY INC. will acquire and progressively increase user installs by systematically & continuously targeting and optimizing sales through leading App user platforms *(e.g. Apple iAD Google AdMob, Facebook Audience Network, Steam, Twitter & Instagram Ads, etc.).*

Professional Sports Association

In conjunction with the NFL Players Association, company plans to drive product sales through inclusion of premiere athletes, their social media channels *(e.g. Twitter, Facebook, Instagram, etc.)*, and live appearances.

Youth Focused Centers & Non-Profit Organizations

Students, associated with non-profit organizations, play in a series of nationally staged game tournaments providing sponsor funded support benefiting Animal Welfare initiatives, and, Art, Music, Sports & Technology education. In addition, JUDOBABY Inc. related sports celebrities participate to promote community donations and drive both game app and merchandise sales.

Media Advertising

Popular Sports, School, Video Games, and Pet media channels will be employed for both online and print based product advertising.

RETENTION

Push Notifications & Live Events

JUDOBABY INC. plans to increase user retention through strategic Push Notifications & Live Events promoting sale of both existing *(over 600)* and additional premium assets (*e.g. Dog Breeds, Quarterbacks, Play Fields, and Accessories*) within the Dog Football product line. Time based "Live Events" *(e.g. "this week only"),* with associated rewards *(e.g. Special Game Asset or Merchandise),* have proven to increase both user participation and revenue growth by 20% - 1,000%. Ongoing event management also increases overall revenues annually.

Celebrity Athlete Additions

Currently, JUDOBABY INC. features premiere NFL celebrities associated with California & Washington State based teams *(Forty-Niners, Raiders & Seahawks)*, and, by leveraging contractual agreement with the NFL Players Association *(NFLPA)*, company plans to progressively increase sales nationally with emphasis on the top 20 grossing NFL Franchise markets.

MONETIZATION

"FREE TO PLAY"

Introductory Assets

All Dog Football products (*e.g. Jerry Rice & Nitus' Dog Football, Dino Dogs Football, etc.*) include a limited base set of "introductory" game assets. *As an example:*

- Quarterback: 1 Celebrity, 1 "Character"
- Dog Breeds: 4
- Play Fields: 1
- Game Balls: 2 2
- Dog Treats: 1

IN-APP PURCHASES

Core Assets

Additional Quarterbacks, Dog Breeds, and Play Fields are available for purchase at varying "ala cart"

costs.

- Quarterbacks: 13 Unit Price: $0.99
- Dog Breeds: 21 Unit Price $0.99
- Play Fields: 12 Unit Price $1.99

-

Customizable Assets

Over 600 Dog & Quarterback accessories are available for purchase as "Packs" containing all accessories for a specific Quarterback or Dog Breed.

- Accessories: 600+ Pack Price $4.99

"Consumable" Assets

"Performance Enhancing" Dog Treats & Game Balls are purchased as "Bundles" which expire through use and **require re-purchase** to retain associated benefits.

- Dog Treats: 4 Bundle Price $2.99 - $21.99
- Game Balls: 44 Bundle Price $1.99

Liquidity and Capital Resources

Liquidity & Capital Resources

The Company ended fiscal year 2016 with approximately $113,912 in total current assets.

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company.

Funds received through the StartEngine campaign or any other fund raising efforts are required and will be employed immediately for the company to develop and launch new products and thereby create new sales revenue opportunities.

Additional founder investments, and, follow-on investments from existing shareholders, may accompany and or follow this crowdfunding campaign, including but not limited to Judobaby Inc.'s Reg D offering.

Monthly burn is currently $250 and post capital raise will be $2k p/m.

Indebtedness

Indebtedness NEW MONEY IS TO BUILD PRODUCT & ACHIEVE REVENUES. Short term debt is expended at $260 per month. Approximately 95% of total debt is based on private loans from existing shareholders who's primary interest is Judobaby success, and, where payback of all debt is based on anticipated forward product sales revenues. DEBT DETAILS * $0/m is to pay IRS payroll penalty from 2009. Total amount is $9,619.47. Agreement is to begin payments of $260/m when the company is making money from sale of new products. * Debt of $42,336.17 has been discharged. No further requirements from Judobaby. * American Express credit card debt total of $1,34.40, representing 40% of original balance (not specified) is to begin payments of $43.10/m when the company is making money from sale of new products. * Loans from 2011, by 2 Judobaby investors, in the aggregate amount of $332,000, have a Maturity Date of Jan 1 2018, and, payments further deferred until company is making money from sale of new products. Interest on principle amount is

7% APR.

Recent offerings of securities

- 2009-01-01, Rule 501(a) of Regulation D, 5000000 Common Stock. Use of proceeds: Initial capital of $200,000 was expensed to purchase equipment, employ key talent consisting of 10 employees (programmers, artists, and designers) and produce a computer playable demo version of the first title in our Pet Sports League series, Jerry Rice & Nitus' Dog Football.
- 2009-08-09, Rule 501(a) of Regulation D, 4730750 Common Stock. Use of proceeds: First round funding of $300k (over prescribed to $875k) was expensed to further develop and make playable on the Nintendo Wii system, the first title in its Pet Sports League line, Dog Football.
- 2010-05-01, Rule 501(a) of Regulation D, 1300000 Common Stock. Use of proceeds: Second Round funding of $1M (over prescribed to $3.1M) to further develop Jerry Rice & Nitus' Dog Football.
- 2015-03-01, Rule 501(a) of Regulation D, 1300000 Common Stock. Use of proceeds: Bridge funding of $129k was secured to sustain the company until enactment of the JOBS ACT, providing actionable crowd funding investment opportunities.

Valuation

$3,221,518.95

The price of the Shares reflects the opinion of the Company's board of directors as to what a fair value would be based on global industry valuation reports, peer group product comparisons, development capital spent to date, current product inventory, and IP generated to date. We have not undertaken any recent efforts to produce a formal valuation of the Company, nor have we received a recent independent, third-party valuation of the Company. OFFERING SHARE PRICE DETAILS Pre-Money Valuation Share Price $0.13 Shares Outstanding 24,780,915 Valuation $3,221,518.95 Post-Money Valuation Investment $100,000.00 Share Price $0.13 Shares Outstanding 25,550,146 Valuation $3,321,518.95 Each Purchaser acknowledges that the Shares have been valued by the Board of Directors of the Company and that although the Company believes this valuation represents a fair attempt at reaching an accurate appraisal of its worth, it is possible that the Internal Revenue Service ("IRS") would successfully assert that the value of the Shares on the date of purchase is substantially greater than so determined. If the IRS were to succeed in such a tax determination, the additional value could constitute ordinary income as of the date of its receipt. The additional taxes (and interest) due would be payable by each Purchaser, and there is no provision for the Company to reimburse such Purchaser for that tax liability.

USE OF PROCEEDS

Summary

JUDOBABY INC. seeks crowd funding of initial $100.000.03 to launch the exciting new Virtual Reality game *Dino Dogs Football starring Marshawn Lynch & Ice (Marshawn's Dog)* onto Mobile & Console Virtual Reality devices, and, *Jerry Rice & Nitus' Dog Football (AAA rated product)* onto all popular mobile devices. Each product will provide access to over 600 premium in-app sales revenue assets previously produced & available for purchase (*e.g. Dog Breeds, Quarterbacks, Playfields, & Accessories*), and, periodic special Celebrity additions.

In addition to above noted athletes associated with NFL teams in California and Washington State, JUDOBABY INC.'s plan leverages partnership with the NFL Players Association by replicating said pet-sports-celebrity model nationally with emphasis on select players representing NFL franchises within the top 20 grossing markets. Launch plans also include incorporation of strategic marketing and distribution channel partners.

Growth plans for Pet Sports League (*PSL*) branded products include a vast array of domesticated and wild animals featured in a wide variety of professional sports, each titled with name and likeness of relevant premiere athletes to drive consumer sales, (*e.g. "Cat & Dog Soccer," focusing on U.S. & international markets, Wild World Golf, and Big Game Basketball*).

Jerry Rice & Nitus' Dog Football currently sells Worldwide with customers in over 75 Countries.

In conclusion, JUDOBABY provides:

Extensive knowledge and ability to penetrate the multi-billion-dollar game market based on unique product line and consumer demand for innovative entertainment products.

Extensive product plan, profitable revenue model, and sustainable competitive advantage.

Capability to maintain a leadership position with the company's original and protected Intellectual Property *(JUDOBABY & PET SPORTS LEAGUE are Trademarked in the US, UK, Japan, & China)* , loyal celebrities, and experienced team of executives & developers.

Details

Planned use for the first $10k of funds:

- Produce demo version of Dino-Dogs Football (currently 30% complete)
- Update existing Jerry Rice & Nitus' Dog Football for Android and iOS mobile devices
    - To generate revenues
    - To advertise Dino-Dogs Football starring Marshawn Lynch

Planned use for subsequent funds are:

- Development of Dino-Dogs Football starring Marshawn Lynch
- Additions to mobile products to further increase company revenues and advertise Dino-Dogs Football.

General use of funds (ongoing):

- Produce demo version of Dino-Dogs Football (currently 30% complete)
- Update existing Jerry Rice & Nitus' Dog Football for Android and iOS mobile devices
    - To generate revenues
    - To advertise Dino-Dogs Football starring Marshawn Lynch
    - G&A including accounting and tax purposes
    - Fees associated with raising capital (see further details below)

Debt

- There are no plans to use funds for resolving any company debt. See the section regarding "Indebtedness" for details.
- Development of Dino-Dogs Football starring Marshawn Lynch
- Additions to mobile products to further increase company revenues and advertise Dino-Dogs Football.

Assuming that the Offering is fully subscribed up to the maximum offering amount, we estimate that, at a per Share price of $0.13, the net proceeds from the sale of the 769,231 shares in the Offering will be approximately $95,000.00, after deducting the estimated offering expenses of approximately $5,000.

The net proceeds of the Offering will be used to further develop the exciting new Virtual Reality game Dino Dogs Football starring Marshawn Lynch & Ice (Marshawn's Dog) for Mobile & Console

Virtual Reality devices, and, Jerry Rice & Nitus' Dog Football (AAA rated product) for all popular mobile devices. Each product will provide access to over 600 premium in-app sales revenue assets previously produced & available for purchase (e.g. Dog Breeds, Quarterbacks, Playfields, & Accessories), and, periodic special Celebrity additions.

In addition to above noted athletes associated with NFL teams in California and Washington State, JUDOBABY INC.'s plan leverages partnership with the NFL Players Association by replicating said pet-sports-celebrity model nationally with emphasis on select players representing NFL franchises within the top 20 grossing markets. Launch plans also include incorporation of strategic marketing and distribution channel partners. See "Use of Proceeds" below for additional information.

	If Target Offering Amount Sold *	**If Maximum Offering Amount Sold ***
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
(a) StartEngine fees	$ 500	$5,000
(b) FundAmerica fees(1)	$100	$1,000
Net Proceeds	**$9,400**	**$94,000**
Use of Net Proceeds		
(a) Marketing	$1000	$5,000
(b) Salaries and general administrative expenses	$8,150	$74,000
(c) Intellectual property	$0	$1,000
(d) Professional fees	$0	$1,000
(e) Working capital(2)	$0	$10,000
(f) Inventory	$0	$0
(g) Indebtedness	$260	$3,000
Total Use of Net		

Proceeds	**$10,000**	**$100,000**

*Figures rounded to the nearest whole number, columns may not add due to rounding

(1) FundAmerica's fees will vary based on the total number of Investors and the method of each Investor's payment.

Estimated amounts are included in the table above.

(2) A portion of Salaries & G&A will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company is: • Organized under, and subject to, the laws of a state or territory of the United States; • Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); • Not an investment company registered or required to be registered under the Investment Company Act of 1940; • Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding; and • Not a development stage company that (a) has no specific business plan. Also, the Company was not required to file with the SEC and provide to investors ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Memorandum. The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will file a report electronically with the SEC annually and post the report on its website no later than March 31 each year. Once posted, the annual report may be found on the Company's website at www.Judobaby.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC. The Company must continue to comply with the ongoing reporting requirements until: (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) it has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) it liquidates or dissolves its business in accordance with state law.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR JUDOBABY INC.

[See attached]

JUDOBABY INC.
FINANCIAL INFORMATION
Years Ended Dec 31, 2016 & 2017

Contents

JUDOBABY INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

JudoBaby Inc
Balance Sheet
As of December 31, 2016

2:01 PM
04/18/2017
Accrual Basis

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
Cash and Cash Equivalents	
10016 · US BANK - Checking	6,684.60
Cash and Cash Equivalents - Other	-942.09
Total Cash and Cash Equivalents	5,742.51
Total Checking/Savings	5,742.51
Other Current Assets	
Prepaid - State Tax	800.00
Undeposited Funds	5,388.03
12100 · Inventory Asset	111,341.00
Total Other Current Assets	117,529.03
Total Current Assets	123,271.54
Fixed Assets	
Fixed Assets - Nondepreciable	
15011 · Computer & Equipment	46,776.64
15013 · Furniture	2,367.00
15021 · Accumulated DEP - C&E	-51,676.00
15023 · Accumulated DEP - Furniture	-2,238.00
Total Fixed Assets - Nondepreciable	-4,770.36
Intangible Assets	
16010 · Start Up Costs - Labor	2,785,049.12
16011 · Start Up Costs - Rent	59,656.62
16012 · Start Up Costs - Prof Fee	199,755.37
16013 · Start Up Costs - Patent & Licen	19,210.13
16015 · Start Up Costs - Other	311,978.99
16016 · Start Up Costs - Depreciation	53,914.00
16017 · Start Up Costs - Amortization	7,515.00
16022 · Software	28,332.77
16023 · Accumulated Amort - Software	-784,742.00
Total Intangible Assets	2,680,670.00
Total Fixed Assets	2,675,899.64
Other Assets	
Security Deposits	6,000.00
Total Other Assets	6,000.00
TOTAL ASSETS	**2,805,171.18**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · 20020 Accounts Payable-Trade	124,570.27
Total Accounts Payable	124,570.27
Credit Cards	
Credit Cards	
10051 · AMEX Credit Card XXX1003	-45.74
10052 · Chase Biz CC xx4783	44,631.96
10055 · Wells Fargo Dan Mueller2632	45,379.46
10056 · Wells Fargo Brianxxxxxx3257	1,273.14
Total Credit Cards	91,238.82
returns	321.53
Total Credit Cards	91,560.35
Other Current Liabilities	
22001 · notes payable/Bria	100,000.00
22002 · notes payable/Rockwell	326,000.00
22003 · notes payable/Mueller	49,539.32
2300 · Payroll & Benefits Liabilities	
21020 · FUTA Payable	744.37
Total 2300 · Payroll & Benefits Liabilities	744.37
Total Other Current Liabilities	476,283.69
Total Current Liabilities	692,414.31
Total Liabilities	692,414.31
Equity	
Opening Balance Equity	725.86
Retained Earnings	-2,229,428.22
30020 · Common Stock	
Total 30020 · Common Stock	4,350,578.00
Net Income	-9,118.77
Total Equity	2,112,756.87
TOTAL LIABILITIES & EQUITY	**2,805,171.18**

JudoBaby Inc
Balance Sheet
As of December 31, 2015

2:04 PM
04/18/2017
Accrual Basis

ASSETS	
Current Assets	
Checking/Savings	
Cash and Cash Equivalents	
10016 · US BANK - Checking	13,175.97
Cash and Cash Equivalents - Other	-942.09
Total Cash and Cash Equivalents	12,233.88
Total Checking/Savings	12,233.88
Other Current Assets	
Prepaid - State Tax	800.00
Undeposited Funds	5,388.03
12100 · Inventory Asset	111,341.00
Total Other Current Assets	117,529.03
Total Current Assets	129,762.91
Fixed Assets	
Fixed Assets - Nondepreciable	
15011 · Computer & Equipment	49,602.16
15013 · Furniture	2,741.00
15021 · Accumulated DEP - C&E	-51,676.00
15023 · Accumulated DEP - Furniture	-2,238.00
Total Fixed Assets - Nondepreciable	-1,570.84
Intangible Assets	
16010 · Start Up Costs - Labor	2,785,049.12
16011 · Start Up Costs - Rent	59,656.62
16012 · Start Up Costs - Prof Fee	199,755.37
16013 · Start Up Costs - Patent & Licen	19,210.13
16015 · Start Up Costs - Other	311,978.99
16016 · Start Up Costs - Depreciation	53,914.00
16017 · Start Up Costs - Amortization	7,515.00
16022 · Software	27,532.77
16023 · Accumulated Amort - Software	-784,742.00
Total Intangible Assets	2,679,870.00
Total Fixed Assets	2,678,299.16
Other Assets	
Security Deposits	6,000.00
Total Other Assets	6,000.00
TOTAL ASSETS	**2,814,062.07**

LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · 20020 Accounts Payable-Trade	125,068.25
Total Accounts Payable	125,068.25
Credit Cards	
Credit Cards	
10051 · AMEX Credit Card XXX1003	-45.74
10052 · Chase Biz CC xx4783	44,631.96
10055 · Wells Fargo Dan Mueller2632	45,379.46
10056 · Wells Fargo Brianxxxxxx3257	1,273.14
Total Credit Cards	91,238.82
returns	321.53
Total Credit Cards	91,560.35
Other Current Liabilities	
22001 · notes payable/Bria	100,000.00
22002 · notes payable/Rockwell	326,000.00
22003 · notes payable/Mueller	49,539.32
2300 · Payroll & Benefits Liabilities	
21020 · FUTA Payable	744.37
Total 2300 · Payroll & Benefits Liabilities	744.37
Total Other Current Liabilities	476,283.69
Total Current Liabilities	692,912.29
Total Liabilities	692,912.29
Equity	
Retained Earnings	-2,217,017.95
30020 · Common Stock	
Total 30020 · Common Stock	4,350,578.00
Net Income	-12,410.27
Total Equity	2,121,149.78
TOTAL LIABILITIES & EQUITY	**2,814,062.07**

JUDOBABY INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(unaudited)

JudoBaby Inc
Profit & Loss
January through December 2016

2:26 PM
04/18/2017
Accrual Basis

	Jan - Dec 16
Ordinary Income/Expense	
Income	
40000 · REVENUE	
Dog Football	476.71
Total 40000 · REVENUE	476.71
Total Income	476.71
Gross Profit	476.71
Expense	
6100 · Marketing Expenses	
71717 · Web Site	941.26
6100 · Marketing Expenses - Other	5.97
Total 6100 · Marketing Expenses	947.23
6300 · Telco	
81516 · Telephone/Fax	1,273.28
Total 6300 · Telco	1,273.28
6400 · Office & Admin Expense	
81211 · Computer Supplies	465.69
81212 · Office Supplies	46.28
81512 · Postage and Courier Service	14.95
6400 · Office & Admin Expense - Other	487.53
Total 6400 · Office & Admin Expense	1,014.45
6500 · Travel & Entertainment	
81812 · Auto/Local Travel	70.52
81813 · Meals	40.00
Total 6500 · Travel & Entertainment	110.52
6600 · Prof. Services & Consulting	
81511 · Legal Services	3,000.00
Total 6600 · Prof. Services & Consulting	3,000.00
80000 · General & Administration	
81899 · Miscellaneous Recon	250.00
Total 80000 · General & Administration	250.00
Total Expense	6,595.48
Net Ordinary Income	-6,118.77
Other Income/Expense	
Other Expense	
8000 · Taxes	
93923 · Federal Income Taxes	3,000.00
Total 8000 · Taxes	3,000.00
Total Other Expense	3,000.00
Net Other Income	-3,000.00
Net Income	**-9,118.77**

JudoBaby Inc
Profit & Loss
January through December 2015

2:24 PM
04/18/2017
Accrual Basis

	Jan - Dec 15
Ordinary Income/Expense	
Expense	
6050 · Automobile Expenses	
6055 · Auto Repair	58.00
Total 6050 · Automobile Expenses	58.00
6100 · Marketing Expenses	
71315 · Trade Shows	26.00
71717 · Web Site	408.88
71718 · E3 Convention1	50.00
6100 · Marketing Expenses - Other	9.95
Total 6100 · Marketing Expenses	494.83
6300 · Telco	
81516 · Telephone/Fax	1,458.68
Total 6300 · Telco	1,458.68
6400 · Office & Admin Expense	
81212 · Office Supplies	205.94
81213 · Computer equipment <$3K	262.55
81214 · Software Purchases <$3K	225.00
81512 · Postage and Courier Service	42.33
81821 · Office Expenses	1,500.00
Total 6400 · Office & Admin Expense	2,235.82
6500 · Travel & Entertainment	
81812 · Auto/Local Travel	235.11
81813 · Meals	298.93
6500 · Travel & Entertainment - Other	96.29
Total 6500 · Travel & Entertainment	630.33
6600 · Prof. Services & Consulting	
81511 · Legal Services	3,500.00
Total 6600 · Prof. Services & Consulting	3,500.00
6900 · Employee Development	
81210 · Employee Relations	32.61
Total 6900 · Employee Development	32.61
80000 · General & Administration	
81899 · Miscellaneous Recon	750.00
Total 80000 · General & Administration	750.00
Total Expense	9,160.27
Net Ordinary Income	-9,160.27
Other Income/Expense	
Other Expense	
8000 · Taxes	
93923 · Federal Income Taxes	3,250.00
Total 8000 · Taxes	3,250.00
Total Other Expense	3,250.00
Net Other Income	-3,250.00
Net Income	**-12,410.27**

JUDOBABY INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Equity	
Opening Balance Equity	725.86
Retained Earnings	-2,229,428.22
30020 · Common Stock	
Total 30020 · Common Stock	4,350,578.00
Net Income	-9,118.77
Total Equity	2,112,756.87

JUDOBABY INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

JudoBaby Inc — 2:55 PM
Statement of Cash Flows — 04/18/2017
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-9,118.77
Adjustments to reconcile Net Income	
to net cash provided by operations:	
20000 · 20020 Accounts Payable-Trade	-497.98
Net cash provided by Operating Activities	-9,616.75
INVESTING ACTIVITIES	
Fixed Assets - Nondepreciable:15011 · Computer & Equipment	2,825.52
Fixed Assets - Nondepreciable:15013 · Furniture	374.00
Intangible Assets:16022 · Software	-800.00
Net cash provided by Investing Activities	2,399.52
FINANCING ACTIVITIES	
Opening Balance Equity	725.86
Net cash provided by Financing Activities	725.86
Net cash increase for period	-6,491.37
Cash at beginning of period	17,621.91
Cash at end of period	11,130.54

JudoBaby Inc — 2:53 PM
Statement of Cash Flows — 04/18/2017
January through December 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	-12,410.27
Adjustments to reconcile Net Income	
to net cash provided by operations:	
20000 · 20020 Accounts Payable-Trade	-960.50
returns	130.79
Net cash provided by Operating Activities	-13,239.98
INVESTING ACTIVITIES	
Fixed Assets - Nondepreciable:15011 · Computer & Equipment	1,570.84
Intangible Assets:16022 · Software	-4,320.00
Net cash provided by Investing Activities	-2,749.16
FINANCING ACTIVITIES	
Net cash provided by Financing Activities	20,000.00
Net cash increase for period	4,010.86
Cash at beginning of period	13,611.05
Cash at end of period	17,621.91

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

JUDOBABY INC. was formed November 3rd 2008 ("Inception") in the State of California. The financial statements of JUDOBABY INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Carlos, California.

JUDOBABY INC. provides its customers with high quality entertainment products. The Company sells its products through highly-trained, independent sales representatives, called "Brand Partners", compensated exclusively based on the sale of its products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the date product is launched, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under the California Code of Regulations ("Code of Regulations") compliant with Rule 701. Options granted to employees [including insurance agents who are employees for purposes of Rule 701(c) under the Securities Act of 1933, as amended (17 C.F.R. 230.701(c)], officers, directors, general partners, trustees (where the issuer is a business trust), managers, advisors or consultants of the issuer, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer's parent as part of a compensatory benefit plan shall be pursuant to a plan or agreement that provides for all of the following:

(a) The total number of securities (which may be expressed as a specific number of securities or as a percentage of the total number of securities outstanding from time to time) which may be issued and the persons eligible to receive options to purchase these securities.

(b) An exercise period of not more than 120 months from the date the option is granted.

(c) The non-transferability of the options, provided that the plan or agreement may permit transfer by will, by the laws of descent and distribution, to a revocable trust, or as permitted by Rule 701 of the Securities Act of 1933, as amended (17 C.F.R. 230.701).

(d) The proportionate adjustment of the number of securities purchasable and the exercise price thereof under the option in the event of a stock split, reverse stock split, stock dividend, recapitalization, combination, reclassification or other distribution of the issuer's equity securities without the receipt of consideration by the issuer, of or on the issuer's class or series of securities underlying the option.

(e) Unless employment is terminated for cause as defined by applicable law, the terms of the plan or option grant or a contract of employment, the right to exercise in the event of termination of employment, to the extent that the optionee is entitled to exercise on the date employment terminates, continues until the earlier of the option expiration date or:

(1) At least 6 months from the date of termination if termination was caused by death or disability.

(2) At least 30 days from the date of termination if termination was caused by other than death or disability.

(f) Options must be granted within 10 years from the date the plan or agreement is adopted or the date the plan or agreement is approved by the issuer's security holders, whichever is earlier.

(g) The plan or agreement must be approved by a majority of the outstanding securities entitled to vote by the later of (1) within 12 months before or after the date the plan is adopted or the date the agreement is entered into or (2) prior to or within 12 months of the granting of any option or issuance of any security under the plan or agreement in this state. Any option granted to any person in this state that is exercised before security holder approval is obtained must be rescinded if security holder approval is not obtained in the manner described in the preceding sentence. Such securities shall not be counted in determining whether such approval is obtained. A foreign private issuer, as defined by Rule 3b-4 of the Securities Exchange Act of 1934, as amended (17 C.F.R. 240.3b-4), shall not be required to comply with this subsection provided that the aggregate number of persons in this state granted options under all option plans and agreements and issued securities under all purchase and bonus plans and agreements does not exceed 35.

(h) Compliance with Section 260.140.46 of these rules regarding the information required to be received by security holders.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
At various times throughout the period the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to creditworthiness of the financial institution.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

NEW MONEY IS TO BUILD PRODUCT & ACHIEVE REVENUES.

Short term debt is expended at $260 per month. Approximately 95% of total debt is based on private loans from existing shareholders who's primary interest is Judobaby success, and, where payback of all debt is based on anticipated forward product sales revenues.

DEBT DETAILS
* $0/m is to pay IRS payroll penalty from 2009. Total amount is $9,619.47. Agreement is to begin payments of $260/m when the company is making money from sale of new products.
* Debt of $42,336.17 has been discharged. No further requirements from Judobaby.
* American Express credit card debt total of $1,34.40, representing 40% of original balance (not specified) is to begin payments of $43.10/m when the company is making money from sale of new products.
* Loans from 2011, by 2 Judobaby investors, in the aggregate amount of $332,000, have a Maturity Date of Jan 1 2018, and, payments further deferred until company is making money from sale of new products. Interest on principle amount is 7% APR.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 769,231 shares of our common stock with par value of $0.13.

NOTE 6 – RELATED PARTY TRANSACTIONS

Except as set forth below, the Company has not entered into any related party transactions:

- The Company fulfills orders to customers in the United States pursuant to agreements with several distributors across the US.
- NFL celebrities Jerry Rice & Marshawn Lynch are under name and likeness agreements with Judobaby Inc. which are solely equity based. There are no cash payments from Judobaby Inc. under these agreements.
- Patricia & Mark Rockwell, and Carol Bria are shareholders of the Company that have loaned the Company money as summarized under the heading "Indebtedness" in the section titled "Financial Statements and Financial Condition; Material Indebtedness."
- The NFL Players association and Judobaby Inc. hold an agreed upon licensing contract which is not intended to be signed by Judobaby Inc. until pursuing new NFL players for the product line.

The terms of the transactions above are no less favorable to the Company than those that can be obtained from an unaffiliated third party, and, in many cases, are highly favorable to Judobaby Inc. Should we enter into other affiliated transactions in the future, they will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 18, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Dan Mueller, the Principal Executive Officer of Judobaby Inc., hereby certify that the financial statements of Judobaby Inc. and notes thereto for the periods ending December 31, 2015 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $476.71; taxable income of $476.71 and total tax of $3,000.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 7/31/2017.

JUDOBABY INC.

By: Dan Mueller

Daniel Mueller, President & CEO

Date: 7/31/2017

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

JUDOBABY is pending **StartEngine Approval.**



PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $100K goal

JUDOBABY

INVEST IN THE FUTURE OF ENTERTAINMENT

Small OPO SAN CARLOS, CA
Consumer Products
Accepting International Investment

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DINO DOGS VR

INVEST IN THE FUTURE OF ENTERTAINMENT

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JUDOBABY INC. - *Video Game Developer Publisher*

PETS

- Nintendo proved the power of pets as a leading video game genre when it released "Ninten**DOGS**," selling over 24M units within the first 40 months. *- Source IGN*

SPORTS

- "Madden NFL" **FOOTBALL** continues to lead the sports video game genre with sales of over 100M copies and 4.2B in revenue to date. *- Source SeekingAlpha*

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IMAGINE the POWER
of UNIQUELY COMBINING two
TOP SELLING GAME GENRES

WELCOME

To Judobaby's "**Pet Sports League**" and its first in a series of innovative games featuring a vast array of domestic, wild, and prehistoric animals, playing a wide variety of popular sports, each titled with name & likeness of relevant premiere athletes.

And, to capture the proven market value of dinosaurs established by motion-picture properties such as Jurassic Park™ *(film franchise has grossed over $3.6B since launch in 1993)*, JUDOBABY INC. will expand sales with its "Jurassic" edition of its *Pet Sports League* line titled ***DINO-DOGS "BEAST MODE" FOOTBALL VR*** *(e.g. Virtual Reality),* starring Seattle Seahawks famed running back *(now playing for the Oakland Raiders)* MARSHAWN LYNCH and his dog ICE in a unique genetic-blending of dinosaurs and dogs playing a pre-historic, no-holds-barred, explosive version of America's favorite sport, football. Launch is planned Q3 2018 for Virtual Reality *(VR)* devices, including PlayStation 4 VR , PC Oculus Rift, and VR ready mobile devices (*e.g. HTC Vive, & Samsung Gear VR*). Virtual Reality gear not required for purchase and play.

- With $4.2M backing of initial shareholders, Judobaby produced and published it's first in a series of Pet Sports League (PSL) video games, "Jerry Rice & Nitus' Dog Football."
- IGN, a leading source of video game ratings, awarded Dog Football the same AAA score as the industry leading Madden NFL.
- Disney's Interactive Studio VP noted "Judobaby's Pet Sorts League has the making of a multi-billion dollar property that can extend to all forms of entertainment, including movies, cartoons, comic books, merchandising, and theme parks."
- Following comments by Ricky Medina, Senior Manager of Business Development for the NFL Players Association who said "There is nothing else on the market like the Pet Sports League product," and, "It is important for the NFL Players Association to integrated with the PSL Franchise," the NFLPA agreed to terms of facilitating meetings with select NFL Athletes for inclusion in the PSL's planned series of Dog Football game products.
- Duwayne Dunham, top grossing film director for Disney, remarked "Walt Disney said it takes Three things to make a successful film, and I know it's in your game, that's why I jumped in with you, Personality, Personality, Personality."

INVITATION

You are invited to join NFL Hall of Famer Jerry Rice, star running back Marshawn Lynch, and over 250 valued shareholders, as an OWNER of JUDOABY INC. & ITS Pet Sports League.

INVESTMENT

Shares of JUDOBABY Common Stock are currently offered at a cost of thirteen cents ($0.13) per share.

PRE-MONEY VALUATION: $3,221,518.95 | You are betting the company will hold a future value greater than $3,321,518.95.

Use of Proceeds

JUDOBABY INC. seeks initial funding of $100,000.03 to develop the immersive Virtual Reality game *Dino-Dogs Football VR starring Marshawn Lynch & Ice (Marshawn's Dog)* onto Virtual Reality Console & Mobile devices, and, transfer *Jerry Rice & Nitus' Dog Football (AAA rated product)* onto all popular mobile devices. Each product will provide access to over 600 premium in-app sales revenue assets previously produced & available for purchase (*e.g. Dog Breeds, Quarterbacks, Playfields, & Accessories*), and, periodic special Celebrity additions.

In addition to above noted athletes associated with NFL teams in California and Washington State, JUDOBABY INC.'s plan leverages partnership with the NFL Players Association by replicating said pet-sports-celebrity model nationally with emphasis on select players representing NFL franchises within the top 20 grossing markets. Launch plans also include incorporation of strategic marketing and distribution channel partners.

Perks

$100 — Investments of $100 or more receive a downloadable copy of Jerry Rice & Nitus' Dog Football, playable on the "Steam" PC platform.

$250 — Investments of $250 or more will additionally receive a brand new boxed copy of Jerry Rice & Nitus' Dog Football for Nintendo Wii /Wii U, or PC, (investors choice) while supplies last.

$1,000 — Investments of $1,000 or more will additionally receive an invite to Judobaby's next celebrity event, planned to include NFL Mega Star Marshawn Lynch.

$1,500 — Investors of $1,500 or more, whom attend Judobaby's next celebrity event, will also receive a private meet and greet photo opportunity with event celebrity.

For investments exceeding $2,000 please contact the company directly by emailing info@Judobaby.com regarding Reg D investment opportunities which are not covered by this Crowd Funding capital raise.

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Wii
JERRY RICE & NITUS'
DOG FOOTBALL
Wii
JERRY RICE & NITUS'
DOG FOOTBALL

PRESS

- Jerry Rice & Nitus' Dog Football aired on ESPN with host Dana Jacobson commenting to Jerry "as a dog lover I can't wait until the game comes out."
- Jerry Rice & Nitus' Dog Football for Wii & PC has been purchased in box copy or downloaded in over 75 countries.
- Jerry Rice Dog Football for Android has been downloaded over 185,000 times and received a 4 out 5 star rating (*Only 11% of All Apps achieve over 10k Downloads*).

CUSTOMER FEEDBACK


Maya Madrigal <...com>

"My favorite things" about the game are that it provided me with a new way playing with my children in a way that utilizes technology in a socially engaging way. Also, it provided me (a mother) to gauge the level of my childrens skills, such as; paying attention, following instruction, reading comprehension and motor coordination. We all enjoyed being able to choose a theme, an avatar, and our dogs, even more customization to character themes would appeal to me and my sons, who as you know also have an interest in creating their own character models! I also appreciated the game being non-violent and coopetive.

S F <mr.donkey...>

The simple controls and play-style allowed people who normally do not play video games to join in. That, along with the amusing graphics (the juggling crab loading screen is our favorite) and entertaining puns, has made this game one of our most-played Wii games.

Nathaniel Edwards natemedwards@...

to pr

Hey, just wanted to say I'm a huge fan of Dog Football, every single game I play with my friends ends in a tense last-minute drive for the end zone, so exciting.

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PET SPORTS LEAGUE Products

CURRENT - JERRY RICE & NITUS' DOG FOOTBALL


PSL


JERRY RICE & NITUS'
DOG FOOTBALL


PSL

PET SPORTS LEAGUE web based Matching Game for kids (below)

UPCOMING - DINO-DOGS FOOTBALL VR starring MARSHAWN LYNCH

PITBULL-TYRANOSAUR





STEGO-POODLE





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PET SPORTS LEAGUE social media experience UBQB (below)


ubqb
ALSO...
BE A QB
TODAY!
VISIT US AT:
Social Media
NEW!
WWW.JUDOBABY.COM


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SELECT YOUR ANIMATION
QBS ANIMATIONS
Standing
Zero Gravity
Stretching
DOGS ANIMATIONS
Playful
Tail Chase
SIZE
Back
Background
Characters
Animation
Audio
Next

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What Makes Our Products Different

JUDOBABY INC.'s trademarked Pet Sport League products offer a unique and first-to-market blend of pets and sports home entertainment designed to connect all generations of family and friends.

In addition to current Pet Sports League (PSL) athletes Jerry Rice & Marshawn Lynch, JUDOBABY INC.'s contractual agreement with the NFL Players Association (NFLPA) gives the company the opportunity to increase national sales by selectively adding premiere players associated with teams in all NFL Franchise markets.



VIRTUAL REALITY (VR)



GAME CONSOLES


JERRY RICE & NITUS'
DOG FOOTBALL

TABLETS



PHONES

PET SPORTS LEAUGE PRODUCTS:


INTERCEPTIONS 2
HIGHEST-SCORING PLAY 0
RUN YARDAGE 9
PASS YARDAGE -4
KICK-RETURN YARDAGE 204
TOTAL YARDAGE 34
234
Pooch: #76: Runner
OK
JERRY RICE & NITUS'
DOG FOOTBALL

- Uniquely combine the love of pets and the thrill & excitement of sports with well known celebrities.
- Include a vast array of domesticated and wild animals featured in a wide variety of popular sports, each titled with name and lik[illegible] relevant premiere athletes to drive consumer sales.
- Have the makings of a property that can extend to all forms of entertainment including comic books, cartoons, movies, merchandising, and theme park rides.
- Connect ALL generations of family and friends.
- Featured in game tournaments benefitting youth focused Art, Music, Sports & Technology education, and Animal Welfare initiatives.

Video Game Market and Industry

Video games generated $91 billion worldwide in 2016, according to a report from market researcher SuperData Research.

Consumers increasingly download games directly to their consoles, spending $6.6 billion on digital downloads in 2016. The move improves margins across the board, and allows publishers to generate revenue through the sales of add-on content, expansion packs, and micro-transactions.

The mobile game segment was the largest at $41 billion (up 18 percent), followed by $26 billion for retail games and $19 billion for free-to-play online games. A new category, virtual reality, grew to $2.7 billion in 2016 and is growing fast..

The mobile games market has started to mature and now more closely resembles traditional games publishing, requiring ever higher production values and marketing spend. Monster Strike was the No. 1 mobile game, with $1.3 billion in revenue.

PC gaming continues to do well, earning $34 billion (up 6.7 percent) and driven largely by free-to-play online titles and downloadable games.

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2016 GLOBAL GAMES MARKET
PER REGION WITH YEAR-ON-YEAR GROWTH RATES
EUROPE, MIDDLE-EAST & AFRICA
$23.5Bn
+7.3% YoY
24%
CHINA TOTAL
$24.4Bn
LATIN AMERICA
$4.1Bn
+20.1% YoY
4%
2016 TOTAL
$99.6Bn
+8.5% YoY
47%
ASIA-PACIFIC
$46.6Bn
+10.7% YoY
NORTH AMERICA
$25.4Bn
25%
US TOTAL
$23.5Bn


2016 GLOBAL GAMES MARKET
PER SCREEN & SEGMENT WITH YEAR-ON-YEAR GROWTH RATES
ENTERTAINMENT SCREEN
$29.0Bn
+4.5% YoY
©2016 Newzoo
COMPUTER SCREEN
$31.9Bn
HANDHELD GAMES
$1.8Bn
TABLET GAMES
$9.8Bn
CASUAL WEBGAMES
$5.2Bn
PC/MMO GAMES
$26.7Bn
+4.2% YoY
2016 TOTAL
$99.6Bn
+8.5% YoY
FLOATING SCREEN
$11.6Bn
+6.4% YoY
$27.1Bn
+23.7% YoY
Source: ©Newzoo | Q2 2016 Update | Global Games Market Report Premium
newzoo.com/globalreportpremium/


2015-2019 GLOBAL GAMES MARKET
FORECAST PER SEGMENT TOWARD 2019
TOTAL MARKET
+6.6%
CAGR 2015-2019
Smartphone
Tablet
Handheld
TV/Console
Casual Webgames
PC/MMO
$91.8Bn
$99.6Bn
$106.5Bn
$112.5Bn
$118.6Bn
2015
2016
2017
2018
2019

Press

ESPN

Jerry Rice & Nitus' Dog Football aired on ESPN with host Dana Jacobson commenting to Jerry "as a dog lover I can't wait until the game comes out."

IGN

IGN, one of the most respected video gaming rating sources, awarded *Jerry Rice & Nitus' Dog Football* the same recognized achievement as Electronic Art's Madden Football game where both products were awarded a 7/10 overall score.

NFLPA

As a result of tournament news coverage and subsequent syndicated article by the San Jose Mercury News, Ricky Medina, Senior Manager of Bus Development for the NFL Players Association, contacted JUDOBABY INC. regarding association with the Pet Sports League brand and, wherein, Ricky stated "**There is nothing else on the market like the Pet Sports League (PSL) product**" & "**It is important for the NFL Players Association to integrate with the PSL franchise**."

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History

OPPORTUNITY

Beginning in 2005, the video game industry was caught by total surprise when Nintendo's unassuming Wii system and **family focused products** dramatically expanded the video game market and audience from males 15-35 years old to both males and females 9 to 99.

While nearly everyone within the game industry failed to recognize or comprehend the magnitude of this emerging trend, Dan Mueller, a game industry veteran with over 11 years of successful achievements and entrepreneurial spirit (who would later go on to found Judobaby Inc.), left Sony, sold his home in San Diego, and returned to the Bay Area to begin researching an innovative game concept and business model that would take advantage of and growing demand for high quality family friendly game entertainment.

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PREPARATION

With $350k from the sale of residence, Dan began developing, focus testing, and previewing a number of never-been-seen-before game concepts with industry veterans and consumers at large resulting in an overwhelmingly positive response to the notion of dogs playing football and, whereupon, he began developing a comprehensive design document and production schedule for what would ultimately become known as *Jerry Rice & Nitus' Dog Football*.

Thereafter, to support said design document, Dan called upon industry colleagues, including some former employees of Disney and Pixar, to develop cost effective 2-dimensional game characters, props, environments, and storyboards, and, based on resulting positive response from both consumers and industry insiders, a 3D video build-out was produced to further clarify the marketability of Dog football, and, said 3D video subsequently proved to be a smash hit with male and female audiences of all ages. The next challenge was to acquire talent, purchase equipment, and open a studio to begin production of Dog Football.

In contrast to the traditional approach of funding the "cost" of game development wherein developers secure financial requirements from well capitalized game publishers, and, therein, not only receive limited royalties, but suffer the loss of their intellectual property, Dan and fellow co-founder Vern Justus constructed a unique and strategic plan to fund development expense and retain ownership of its valuable intellectual properties through the use of private investment capital.

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FUNDS

Judobaby initially raised $875k in "community funded" private investment capital to open studio, purchase equipment, hire required staff and develop the first in a series of games under the company's Pet Sports League brand (e.g. *Jerry Rice & Nitus' Dog Football*), in order to acquire a Publisher to market, sell, and distribute Judobaby's flagship product.

As an affirmation of the strength and viability of Judobaby's ***original*** concept of combining pets and sports, analyst **Michael Klotz** of the **NPD Group**, the leading provider of reliable and comprehensive consumer and retail information for a wide range of industries, confirmed the company's cutting edge strategy in 2009 stating "**the best chance for future retail success is to be first to market with an innovative blend of known game genres**" and, whereupon *Jerry Rice & Nitus' Dog Football* not only combines known game genres but uniquely blends the most popular U.S. pet, **dogs**, and America's #1 choice in sports entertainment, **football**, resulting in a never-before-seen (e.g. "first-to-market") product in the game industry.

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To provide perspective concerning potential sales of Judobaby's Pet Sports League product line, pets and sports account for two of the largest retail successes in the game industry, and, the highest grossing title within the sports category is Electronic Art's Madden NFL whose series accounts for over $4B in gross revenue. Additionally, the Nintendogs series has grossed over $1B in retail sales.

FURTHER DEVELOPMENTS

Jerry Rice

In July 2010, Pierre Buljan, a Judobaby investor, surprised us by visiting the studio with his long-time friend, Jerry Rice, to review an investment opportunity with Judobaby Inc. After touring the studio and experiencing the innovative sport of Dog Football, Jerry excitedly called Pierre within minutes of their departure, wondering how he could get personally involved. Upon hearing of Jerry's strong interest, the company quickly went to work preparing a special presentation wherein Jerry would become an investor through "name and likeness" participation in the game, along with his dog Leonitus (aka Nitus), and endorsement of the product through live appearances, print, radio, video, and all other forms of media.

August 31st, 2010, Jerry Rice accepts a position with Judobaby as Commissioner of the Pet Sports League as well as President of Dog Football, wherein, the game is officially titled *Jerry Rice & Nitus' Dog Football* featuring Jerry's voice and likeness, and, whereupon, Jerry expressed excitement to be associated with a game that brings together families and features 2 of his favorite loves, football and pets.

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Rise From Developer To Publisher

As for results of Judobaby's lengthy search for a publisher to effectively market, sell, and distribute *Jerry Rice & Nitus' Dog Football*, the company was successful in negotiating agreements that included above average terms, conditions, and royalties for a developer, but, wherein, developer royalties would ultimately be based on the "**net**" amount of publisher reported revenue (i.e. gross sales less non-fully disclosed "cost of goods sold"), and, whereupon, in the best interest of the company and its shareholders, Judobaby applied for a publishing license from Nintendo **in December 2010**. In spite of the degree of difficulty and rarity of a developer obtaining a publishing license, Judobaby, as a result of the extensive background, experience, and achievements of its team and management staff, secured said license on **January 17th, 2011**.

With publishing license acquired, and intent to effectively market, promote, and sell *Jerry Rice & Nitus' Dog Football* along with a variety of other game products, Judobaby now required employment of a highly experienced publishing and sales staff, and, as if on cue, Bill Gardner, ex-CEO of two top-ten game publishing entities, and his team, were introduced to Judobaby through a mutual contact, and, subsequently hired, to ensure the company's goal of becoming the next $1B+ video game company.

Bill's credentials over the past 20 years in the digital entertainment industry include Senior Vice President of Panasonic Interactive Media Company, President & CEO of Capcom (a top 10 game publisher), President & CEO of Eidos (a top 10 game publisher), Managing Partner of Digital Entertainment Insights, and founder of O-3 Entertainment. Amongst his many accomplishments, Bill, along with his veteran team, engineered the rapid sales turn-around of Capcom and Eidos which ultimately produced Market Caps of $1.3B & $1.7B respectively.

PRODUCT LAUNCH

Funding

Judobaby Inc., now positioned as both Developer and Publisher, required approximately $5M in additional funding to effectively market, sell, and distribute the company's said flagship product. At that time, said funding was achievable through existing shareholders, however, sudden enactment of the Dodd-Frank legislation significantly amended qualifications for Accredited Investors wherein calculations of $1M minimum net worth no longer included investors primary residence. As a result, few existing Judobaby shareholders could now qualify as Accredited Investors, **severely impacting funding goals required to effectively market, sell, and distribute company products.**

Sales Distribution

At E3, the video game industry's major retailer trade show, buyers representing Walmart, Best Buy, Toys R' Us, and Target, expressed strong inte[illegible] *Jerry Rice & Nitus' Dog Football* and requested sales meetings. However, due to said legislation limiting the company's ability to quickly generate sufficient funds to effectively market, sell, and distribute said product, and warnings from industry veterans concerning the financial risks associated with sales to retailers wherein payments are frequently delayed and historically reduced to retailers net cost (i.e. wholesale price, less un-disclosed sales expense), Judobaby was forced to significantly downsize its marketing budget and restrict production, sales, and distribution to only 13k units to a handful of selected channels, as follows:

* Gamestop & Fry's 78%
* Amazon 6%
* Pet Food Express 1%
* Schoolastic 15%

Marketing

Product marketing included the following:

Video: You tube videos & "Webisodes."

Promotional Items: Celebrity Autographed items (*ex. books, sports memorabilia*), and, PSL exclusive items, distributed via Twitter, Facebook, and live events.

Android App: Launched a free Android App to market the Wii & PC products which resulted in over 150,000 downloads and a 4 out 5 star rating (*Only 11% of all Apps achieve over 100k Downloads*).

Trade Shows: Presence at Major Industry Conferences such as E3 (Electronic Entertainment Expo), Game Developers Conference (GDC), & the Consumer Electronics Show (CES).

Celebrity Personal Appearances: Jerry rice at the Nintendo World Store, Pet Sports League Tournament, and ESPN's "First Take" (during development).

Radio: 22 stations across 7 major markets (*New York, Atlanta, Chicago, Dallas, Seattle, San Francisco, & Los Angeles*).

Print: Sports Illustrated Kids, Nintendo Power, Scholastic, and the Hall of Fame Yearbook.

Mall Directories & Billboards: San Francisco, Dallas/Austin, Philadelphia, Boston, and Orlando / Tampa.

Web promotions: New website design and updates.

Posters & Stickers: For trades shows & events.

Product Launch

JUDOBABY's flagship video game *Jerry Rice & Nitus' Dog Football* launched August 16th 2011 for the Nintendo Wii & PC and was awarded International Gaming Network's AAA rating, the same recognized achievement as Electronic Art's Madden Football game, and, received positive response from public schools and pet friendly retailers.

PROMOTIONAL PROGRAMS

STUDENT TOURNAMENT

On October 19, 2013, JUDOBABY INC. hosted the first in a planned series of game tournaments. Players, associated with non-profit youth organizations, competed in the Final-Round where winners, and their associated organizations, received funds donated by sponsors to benefit local Art, Music Computer Programming education. In addition, the star of *Jerry Rice & Nitus' Dog Football* was on hand for photo opportunities, meet-&-greet, and, awarding prizes to tournament winners & their organizations.

DOGGIE MAPS

As a result of Judobaby's pre-release marketing activities, including well-timed exposure at this year's Electronic Entertainment Expo (E3) for retailers, and, the Consumer Electronics Show (CES), *Jerry Rice & Nitus' Dog Football* has not only drawn buying interest from traditional retailers such as Walmart, Best Buy, Target, Game Stop, and the like, but also, from pet lovers and pet retailers. Therefore, the company has created and plans to further develop its "www.DoggieMaps.com" beta site to build targeted consumer awareness, non-traditional business partnerships, and increased sales of Judobaby's Pet Sports League line of products. Doggiemaps.com site visitors, through use of mobile or PC web browsers, can view a Google Map of any city in the U.S. (currently beta testing the city of Carmel), and, by simply navigating the map and clicking on icons from *Jerry Rice & Nitus' Dog Football* game, obtain details regarding local businesses and points of interest such as dog friendly hotels (i.e Cypress Inn), animal shelters (i.e. Doris Day's "Duffy Day" dog rescue foundation), dog parks that need funding (i.e. city of Oakland and San Carlos), and even local retailers that simply provide "watering-holes" for their pets. Further, the site allows users to make donations, adopt rescued pets, and volunteer for programs, and, whereupon, "Doggie Maps" business partners may participate in cross-promotional opportunities (i.e. users have a chance to win a free stay at Doris Day's dog friendly Cypress Inn hotel in Carmel by donating or volunteering to help build a dog park).

As for initial results, Doggie Maps is already attracting the attention of entities such as the Adopt-A-Pet program (a Nonprofit group providing a searchable index of pets available for adoption from over 6,000 shelters) which is funded by such well recognized national companies such as Purina and Bayer Health Care. Expected future partners include a number of well-known celebrities whom support animal causes, cities that can benefit from pet related donations and volunteers, and other pet related programs and companies. Of further interest to partnering businesses and programs, Doggie Maps allows partners to reach a broader audience through the inclusion of user tweets and posts to social networking sites.

Given the universal love of pets and initial response to said program , DoggieMaps.com is being developed for national participation, and, whereupon, Judobaby anticipates progressively increasing sales revenue from all Pet Sports League products and related merchandise through its Doggie Maps website. Future plans also include additional revenue from sales of advertising space on the Doggie Maps site as well as receiving fees from referrals, and, additional compensation for subsequent purchases of goods and services.

NFL ADDITIONS

Marshawn Lynch

On March 26, 2014, Marshawn Lynch (like Jerry Rice before him) signed agreement with JUDOBABY INC. to become an investor through "name and likeness," and, along with his dog Ice, appear in the upcoming game *Dino-Dogs Football VR.* Marshawn will also endorse said product through live appearances, print, radio, video, and all other forms of media.

We would like to thank Andrew Forthmann and his wife Lori of True Capital Management for introducing Marshawn Lynch and his cousin Joshua Johnson (NFL QB) to Judobaby Inc.

Marshawn and Joshua created the Fam 1st Family Foundation, serving under privileged youth in Oakland California, on March 2011. JUDOBABY INC. remains a dedicated supporter since inception. On February 2, 2014, Marshawn Lynch, famed NFL running back, aka "Beast Mode," carried the Seattle Seahawks to a Super Bowl win.

NFLPA

As a result of Judobaby's Game tournament to benefit non-profits ,and, subsequent syndicated article about the event by the San Jose Mercury News, Ricky Medina, Senior Manager of Business Development for the NFL Players Association, contacted JUDOBABY INC. regarding association with the Pet Sports League brand. Ricky stated "**There is nothing else on the market like the Pet Sports League (PSL) product**" & "**It is important for the Players Association to integrate with the PSL franchise**."

In May, 2014, JUDOBABY INC. and the NFLPA agreed to terms whereupon the NFLPA will advise and facilitate meetings with select NFL athletes for inclusion in Pet Sports League Dog Football products.

In addition to inclusion of current NFL players (Jerry Rice & Marshawn Lynch), representing teams in California & Washington State, association with the NFL Players Association provides JUDOBABY INC. with the opportunity to leverage its growth strategy nationally with emphasis on select players representing NFL franchises within the top 20 grossing markets.

Initial 2011 sales of Dog Football exhibited the unusual and exciting “ever green” (longevity) trajectory, with the product continuing to sell units almost daily in 2017. Judobaby seeks to follow in the footsteps of great products in video game history which began modestly before growing into sales juggernauts. Examples as follows;

- **Rock Band**
    - In 2001, *Harmonics* launched the video game “Frequency” as a wholly new music game IP. The product enjoyed critical acclaim but ab sales. However, a trickle of sales indicated an audience was there to be served, so, in 2003, the company followed with the sequel “Amplitude." Sales were still extremely low, but there was growth, so the company persisted with the franchise. In 2005, they released “Guitar Hero,” which earned over $45 million in revenue with approximately 1.5 million copies sold. They followed in 2007 with the game "Rock Band," selling over 13M units, and, netting more than $1B in total sales.
- **Grand Theft Auto (GTA)**
    - With the 1997 initial release of “GTA,” the product remained little more than a cult underground anomaly. The subsequent 1999 iteration of the product only produced a modest increase in sales volume. However, the 2001 release of “Grand Theft Auto 3” resulted in sales of approximately 17.5M units, and, franchise sales revenue to date is over $2 Billion.
- **Brain Age**
    - In 2005, “Brain Age,” a new video game IP concept (games that train your brain), launched and exhibited the same “ever green” (longevity) trait as Jerry Rice & Nitus’ Dog Football. Below is a quote by George Harrison, Sr. VP of Marketing & Communications at Nintendo.
    - *“We’re continuing to support the original Brain Age game, it’s more than a year old now. These things do not have the typical lifecycle of a video game product where in twelve, sixteen weeks you’ve pretty much got all the business you’re going to have and then you’re done, where it’s more like a movie model. These things have a long, long life to them.”*

Judobaby growth plans seek to leverage the “ever green” (longevity) appeal of Dog Football with the subsequent launch of Dino-Dogs Football V Marshawn Lynch, which the company anticipates will generate an increase in overall product sales volume. Additionally, the company plans to leverage its worldwide Pet Sports League fan base with an international launch of a third product, Cat & Dog Soccer, to exponentially increase overall sales

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revenue.

Team



JUDO
BABY
EXIT



PET SPORTS LEAGUE
$1B?

BUYOUT OPPORTUNITY

Early stage buyout opportunity (approx. $40-60M) from major entertainment company who projects PSL to be $1B Franchise. Judobaby elects to work towards a higher valuation prior to a sale.



E3 - RETAILERS - FUNDING

Buyers representing Walmart, Best Buy, Toys R' Us, and Target request sales meetings for Jerry Rice & Nitus' Dog Football.



MARSHAWN LYNCH JOINS TEAM

Marshawn Lynch becomes a Judobaby shareholder through "name and likeness," and, along with his dog Ice, will star in the upcoming Dino Dogs VR Football game.



$200k FOUNDER CAPITAL

$200K in founding capital is secured by family and co-founder Vern Justus. Initial team including industry veterans begins development of Dog Football.



RICE

JERRY RICE JOINS TEAM

NFL Hall of Famer Jerry Rice joins the team providing "name & likeness" participation in the game along with his dog Leonitus (aka Nitus').

ANDROID APP

Dog Football for Android is launched to help market & promote Wii & PC version of game resulting in over 180k installs to date.

$129k SECURED

Bridge funding of $129k secured to sustai
until t
provide
crowd funding investment opportunities.

1/2009 · 8/9/2009 · 4/2010 · 5/2010 · 6/2010 · 8/2010 · 6/2011 · 8/16/2011 · 11/11/2011 · 10/2013 · 4/2014 · 5/2014 · 3/1/2015



$875k "CROWD FUNDED"

$875k is raised in initial round of funding from over 70 investors.



$3.1M FUNDING

Round 2 funding of $3.1M raised from over 250 valued shareholders to complete production of JERRY RICE & NITUS' DOG FOOTBALL.


PSL

PET SPORTS LEAGUE IS BORN

PET SPORTS LEAGUE brand is trademarked in the US, UK, Japan, & China.



Wii & PC RETAIL PRODUCT LAUNCH

Limited funds result in shipment of 13k units to Gamestop, Frys, Amazon, & Scholastic leaving majority of retailers unserved.



GIVE BACK

Jerry Rice supports Judobaby in hosting the first in a series of Pet Sports League game tournaments to raise funds for youth focused non-profit organizations.

NFLPA

NFL PLAYERS ASSOCIATION

The NFL Players Association contacted & reached agreement with JUDOBABY INC. regarding progressive expansion of Dog Football titles featuring NFL athletes.

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In the Press

ARTIST in ART

Forbes

IGN


the annex

The Mercury News
The Newspaper of Silicon Valley



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SHOW MORE

Meet the Founders



DAN MUELLER

FOUNDER / CEO - 2008

Dan is a well-recognized Producer, Designer, Double Patent Holder, and Founder - CEO of JUDOABY INC. with over 25 years proven background and experience within the game industry for Sony Computer Entertainment, Foundation 9, and BottleRocket Entertainment (co-founder). Design and production accomplishments over the years include: creation of Jerry Rice & Nitus' Dog Football, awarded International Gaming Network's AAA rating (the same recognized achievement as Electronic Art's Madden Football game); Blasto (a AAA Sony title featuring comedic icon Phil Hartman); Bust A Groove (one of the first U.S. dancing games); The Mark of Kri, named IGN's "Action Game of the Year" wherein Mr. Mueller played a key role in developing the game's patented combat system; MechAssault for the Nintendo DS in conjunction with Microsoft; and, ATV Offroad Fury wherein the franchise sold more than 5M units. As founder of JUDOBABY Inc., Dan was responsible for raising over $4.2M in private investment capital to facilitate hiring a seasoned development staff, veteran publishing and sales management team, and, creation, development, and management of the Pet Sports League (PSL) product line. PSL products combine the love of pets, the excitement of sports, and celebrities, beginning with Jerry Rice & Nitus' Dog Football, a first-to-market, socially responsible product designed to connect all generations of family and friends, for Wii & PC. Mr. Mueller's mission is to develop and promote socially responsible interactive entertainment that connects all generations of family and friends, and, supports the enrichment of arts, music, sports, computer programming education, & animal welfare initiatives.



VERN JUSTUS

Chief Communications Officer - 2009

Vern Justus provides over 4 decades of management background, experience, and proven record of performance in the construction and execution of comprehensive marketing plans including creation and implementation of innovative sales promotion, special event & merchandising programs. Corporate responsibilities also include: Management of general, administrative, marketing; sales, and merchandising personnel; Product pricing, discounts & special promotions; Distributor sales & incentive programs; Inventory control (product orders & distribution); Advertising plans & schedules; Product presentations; Acquisition & development of new business; and, Business plans focused on maximizing company growth through effective marketing, sales & fundraising strategies.

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And the Rest of the Team



DEVELOPMENT TEAM

Art, Code, Design, Production

Team consists of industry veterans and select support staff in art, programming, design, and production, combining game development & feature film skill sets (Sony, Disney, SEGA, PIXAR, etc.). Judobaby's code lead has been in the game industry for over 30 years as a top game programmer for Sony Computer Entertainment, SEGA, and other game development companies. He has successfully led programming teams, developed core technologies, and developed the frameworks and systems for software products from concept stage through completion. Company Art lead is an experienced and exceptional artist from Crystal Dynamics, Sony Computer Entertainment, & Disney with over 30 years' experience in game development. He has been responsible for all game art aspects as well as managing teams of artists, including the top ten selling Tomb Raider series.


JUDO
BABY

BUSINESS TEAM

Sales, Marketing, Publishing

Company key publishing and sales staff have proven their ability to effectively market, promote, and sell a variety of game products for nearly two decades, including rapid sales turn-around of two major game industry publishing giants (e.g. Capcom and Eidos), resulting in market caps of $1.3B & $1.7B respectively, with Capcom being offered a buyout of $3B and Eidos merging with Square Enix resulting in a market cap of $1.9B. Judobaby's Master Sales Director, brings over 15 years' experience in the interactive entertainment industry working with such giants as Eidos, Capcom, and Square Enix, in roles of Regional and National Sales Manager for both domestic and international markets including U.S., Mexico, Brazil, Panama, and Argentina, and, wherein, she directed and managed sales and marketing programs which dramatically increased sales by strategically bundling previously discontinued products resulting in additional revenue opportunities.

Offering Summary

The Offering

Maximum 769,231 Shares of Common Stock ($100,000.03)

Minimum 76,923 Shares of Common Stock ($9,999.99)

Company	JUDOBABY, Inc.
Corporate Address	128 Windsor Court, San Carlos, CA 94070
Description of Business	Video Game Publisher/Developer
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.13
Minimum Investment Amount (per investor)	$99.97

Common Stock outstanding before the Offering (1): 24,780,915

Common Stock outstanding after the Offering (1): 25,550,146

Company Pre-Money valuation is $3,221,518.95

Company Post-Money valuation is $3,321,518.98

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<u>**OFFERING MEMORANDUM**</u>

JUDOBABY INC.

128 Windsor Court, San Carlos, CA 94070 (650) 394-6605; www.Judobaby.com

Judobaby Inc., a California corporation (the "Company," we," "us," or "our") is offering to investors ("Investors") a minimum target of 76,923 and a maximum of 769,231 shares ("Shares") of the Company's common stock, no par value per share ("Common Stock"), at an offering price of $0.13 per Share. The minimum purchase is 769 Shares for a minimum investment of $99.97. The offering (the "Offering") is being conducted on a "best efforts" basis and may continue until the earlier of April 10, 2018 (which date may be extended at our option) or the date when all shares have been sold.

There is currently no trading market for the Common Stock, and we cannot guarantee that such a trading market for the Common Stock will ever exist.

If we reach the target offering amount of $9,999.99, prior to the deadline on our offering page, we may conduct the first of multiple closings of the Offering early if we [illegible] notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of t[illegible] and reconfirmation of the investment commitment). If we do not raise at least our minimum target amount by April 10, 2018, no securities will be sold in the Offering, [illegible] investment commitments will be canceled and committed funds will be returned to Investors without deduction, interest, or set-off.

These are speculative securities. A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors".

	Number of Shares	Offering price to the public	Underwriting discounts and commissions(1)	Proceeds to issuer(2)
Per Share	1	$0.13	N/A	N/A
Target Offering Amount	76,923	$9,999.99	N/A	$9,999.99
Total Maximum	769,231	$100,000.03	N/A	$100,000.03

(1) We do not intend to use commissioned sales agents or underwriters.

(2) Does not include expenses of the Offering, including professional fees, escrow fees, and the fees and costs of posting offering information on StartEngine.com, e[illegible] be $5,000 in the aggregate for the maximum offering amount. See "Use of Proceeds" and "Plan of Distribution."

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering memorandum or other solicitation materials. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

TABLE OF CONTENTS

OFFERING SUMMARY

THE TEAM

REGULATORY INFORMATION

THIS OFFERING MEMORANDUM, THE OTHER EXHIBITS COMPRISING THE COMPANY'S FORM C FILED WITH THE SEC, AND THE DISCLOSURES ON THE PORTAL RELATED TO THE COMPANY (COLLECTIVELY, THE "OFFERING MATERIALS") CONTAIN ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THE OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN OR THEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THE OFFERING MATERIALS.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE OFFERING MATERIALS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

<u>SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS</u>

This Offering Memorandum, including the sections entitled "Risk Factors," "The Company and its Business," and "Use of Proceeds," and other disclosures included in the Offeri[illegible] Materials, contain forward-looking statements. All statements, other than statements of historical fact included in the Offering Materials, may constitute forward-looking statem[illegible] some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect," or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning us, risk factors, plans, and projections. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in the Offering Materials may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Memorandum to conform these statements to actual results or to changes in our expectations. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth herein.

You should read the Offering Materials with the understanding that our actual future results, levels of activity, performance and events, and circumstances may be materially different from what we expect.

PROJECTIONS OR FORECASTS CONTAINED IN THE OFFERING MATERIALS MUST BE VIEWED ONLY AS ESTIMATES. THE ACTUAL PERFORMANCE OF THE COMPANY MAY DEPEND UPON FACTORS BEYOND THE CONTROL OF THE COMPANY. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY'S ACTUAL PERFORMANCE WILL MATCH ITS INTENDED RESULTS.

OFFERING SUMMARY

The following summary highlights selected information contained in the Offering Memorandum. This summary does not contain all of the information that may be important [illegible] should read the more detailed information contained in this Offering Memorandum, including, but not limited to, the risk factors.

Our Company

JUDOBABY INC. develops and distributes high-end video-game entertainment, uniquely combining Animals, Sports, & Celebrities on all popular mobile devices (e.g. phones, pads, iOS, Android), PC, and popular consoles (e.g. PlayStation, Nintendo, & XBOX varieties), including Virtual Reality (VR) and Augmented Reality (AR) content. For additional information, see the section titled "The Company and its Business."

The Offering

The Company is offering to Investors up to 769,231 shares of Common Stock, at a price of $0.13 per Share. The minimum purchase is 769 Shares for a minimum investment amount of $99.97.

The gross proceeds of the Offering will be a maximum of $100,000.03 (the "maximum offering amount"). While the Company currently intends for our management to sell the Shares, we may, in our sole discretion, retain selling agents and brokers to sell the Shares. In such event, the Company may be responsible for any commissions or fees of such parties, and related fees and expenses.

The Shares are being offered pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended. The Offering will be conducted on the crowdfunding portal accessible at www.startengine.com and each subdomain thereof (the "Site"), which is owned by StartEngine Crowdfunding, Inc. ("StartEngine Crowdfunding") and operated by StartEngine Crowdfunding and its wholly-owned subsidiary, StartEngine Capital, LLC ("StartEngine Capital" and, collectively with StartEngine Crowdfunding, "StartEngine").

Proceeds from subscriptions for Shares will be held by FundAmerica Securities, LLC ("FundAmerica"), as escrow agent, until such time as a minimum target amount of 76,923 Shares, for gross proceeds of $9,999.99 (the "target offering amount") are sold (and the Company determines, in our sole discretion, to conduct an initial closing at that time). In the event that the Company does not sell the target offering amount of Shares prior to the offering deadline of April 10, 2018 (the "offering deadline"), no securitie[illegible] sold in the Offering, investment commitments will be canceled, and committed funds will be returned to Investors without deduction, interest, or set-off.

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General Terms of the Offering

***Issuer**:* JUDOBABY INC., A CALIFORNIA CORPORATION

***Securities Being Offered**:* Common Stock, no par value per share.

***Price Per Share**:* $0.13 per Share.

Target Offering Amount 76,923 Shares for gross proceeds of $9,999.99.

***Maximum Offering Amount**:* 769,231 Shares for gross proceeds of $100,000.03.

***Offering Period**:* The Offering will expire on on the date listed on the offering page, unless earlier closed or terminated.

***Eligible Investors**:* The Offering is open to citizens of the United States and non-US investors.

***Escrow**:* Proceeds of the sale of the Shares will be held by FundAmerica, as escrow agent, until such time as the Company has accepted subscriptions for the target offering amount of Shares. In the event the Company has not received proceeds from the sale of Shares for the target offering amount prior to expiration of the not received proceeds from the sale not received proceeds from the sale of Shares for the target offering amount prior to expiration of the Offering, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to Investors without deduction, interest, or set-off.

THE TEAM

Dan Mueller	President, CEO, Founder	Since Inception
Vern Justus	Chief Communications Officer, Founder	Since Inception

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Biographies of Directors and Officers

Dan Mueller

Dan Mueller, CEO / President, is a well-recognized Producer, Designer, Double Patent Holder, and Founder - CEO of JUDOABY INC. with over 23 years proven background and experience within the game industry for Sony Computer Entertainment, Foundation 9, and BottleRocket Entertainment (co-founder). Design and production accomplishments over the years include: creation of Jerry Rice & Nitus' Dog Football, awarded International Gaming Network's AAA rating (the same recognized achievement as Electronic Art's Madden Football game); Blasto (a AAA Sony title featuring comedic icon Phil Hartman); Bust A Groove (one of the first U.S. dancing games); The Mark of Kri, named IGN's "Action Game of the Year" wherein Mr. Mueller played a key role in developing the game's patented combat system; MechAssault for the Nintendo DS in conjunction with Microsoft; and, ATV Offroad Fury wherein the franchise sold more than 5M units.

As founder of JUDOBABY Inc., Dan was responsible for raising over $4.2M in private investment capital to facilitate hiring a seasoned development staff, veteran publishing and sales management team, and, creation, development, and management of the Pet Sports League (PSL) product line. PSL products combine the love of pets, the excitement of sports, and celebrities, beginning with Jerry Rice & Nitus' Dog Football, a first-to-market, socially responsible product designed to connect all generations of family and friends, for Wii & PC.

Mr. Mueller's mission is to develop and promote socially responsible interactive entertainment that connects all generations of family and friends, and, supports the enrichment of arts, music, sports, computer programming education, & animal welfare initiatives.

Vern Justus

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Vern Justus, Chief Communications Officer, provides over 4 decades of management background, experience, and proven record of performance in the construction and execution of comprehensive marketing plans including creation and implementation of innovative sales promotion, special event & merchandising programs. Corporate responsibilities also include: Management of general, administrative, marketing; sales, and merchandising personnel; Product pricing, discounts & special promotions; Distributor sales & incentive programs; Inventory control (product orders & distribution); Advertising plans & schedules; Product presentations; Acquisition & development of new business; and, Business plans focused on maximizing company growth through effective marketing, sales & fundraising strategies.

Credits include: VP/General Manager of Muller & Phipps (Sole Importer of Johnnie Scotch Whisky), wherein Vern achieved consistent year-over-year market share increases on all Johnnie Walker labels producing an aggregate case-sales gain of 119.6% over the course of 6 years including establishment of new business with air carriers both domestic (Hawaiian Airlines) and foreign (China Airlines). Additional accomplishments include acquisition & development of Sole Importation rights to Camus Cognac and establishment of a brokerage division representing the complete Hiram Walker line product line.

Hawaii State Manager of Seagram Distillers Co. wherein he consistently led the Western Division (14 states) in year-over-year market share and case sale percentage increases on leadership brands such as Seagram's Crown Royal, Seagram's VO, Seagram's 7 Crown, and Seagram's Gin.

Market share & unit sale increases on said primary product lines (Johnnie Walker & Seagram) were driven through a diverse range of marketing plans and associated programs including active role in planning, advertising, promotion, and sponsorship of mass-market/consumer events such as the first annual "Around The State of Hawaii Yacht Race", and like the 2013 America's Cup held in San Francisco, CA, featuring Class A racing boats & teams from around the world, and the "James MacArthur ("Danno" on original TV series Hawaii Five-O) Celebrity Golf & Tennis Classic" starring many well-known & prominent motion-picture and television personalities.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

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VIDEO TRANSCRIPT (Exhibit D)

Marshawn Lynch: Marshawn Lynch! Dino Dogs! Bow!

Dan: Hi, I'm Dan Mueller, founder of JUDOBABY Inc, and the Pet Sports League.

Judobaby introduced the world to a whole new game play experience by uniquely combining the love of Pets with the thrill and excitement of Sports.

And to help us launch, we were joined by NFL Hall Of Famer, Jerry Rice, along with his dog Nitus.

Jerry Rice: Hello, this is Jerry Rice & my dog Leonitus. We're here to talk about our video game Jerry Rice & Nitus' Dog Football.

Dan: Following the release of Jerry Rice & Nitus' Dog Football for Wii & PC, we held our first "give-back" game tournament program so that interest in the product and Jerry could convert to funding for youth focused non-profit organizations.

The entire experience has been incredibly rewarding. And now we need your help, to take the next steps in making the Virtual Reality game Dino-Dogs Football, a Jurassic styled, genetic blending, of dinosaurs & dogs playing America's favorite sport and starring Marshawn Lynch, famed NFL running back of the Seattle Seahawks, along with his Dog Ice.

-IGN, the most respected video game rating source, rewarded Dog Football the same rating score as the industry leading Madden football.

And, The NFL Players Association said, "There is nothing else on the market like the Pet Sports League" and, "It's important for the NFLPA to integrate with the PSL franchise."

These accolades are well summed up by the entertainment aficionados at GeekScape.

GeekScape: I think we found our perfect football game. Sorry Jocks, your time has come and gone, the monopoly is over. Sorry EA, Sorry Activision, Sorry Big Dogs, we got the new dogs, the fresh dogs, the dogs that are fun. That's who's coming at you, right here. We got Jerry Rice on our side, we got Nitus' on our side, we're coming right at you so look out, alright?

Dan: We found that boys and girls of all generations love the Pet Sports League and they want more. We know because they write to us, and we've even caught a few on camera.

ESPN: *Good luck with all the acting stuff, and I can't wait 'til the, as a dog lover, can't wait 'til the video game comes out. Thanks Jerry.*

CES Attendee 1: *That was pretty fun.*

CES Attendee 2: *I thought it was super fun, perfect for families.*

CES Attendee 3: *It's like NFL Blitz but better. I think it's a really good game. I think a lot of the*

features are really great. And, I really like (that) it doesn't take itself too seriously. It's got a good sense of humor.

CES Attendee 4: *Go, go go. Come on. Yeah! Yeah! Yeaaaaaaaaaaaaaah!*

Acclaimed Film Director Duwayne Dunham: *Walt Disney said it takes three things to make a successful picture, and I know it's in your game Dan because that's how I jumped in with you. Personality. Personality. Personality.*

Dan: So here's how we take the next step together. We are asking for 100 thousand to back the production of Dino-Dogs Football VR, starring Marshawn Lynch and his dog Ice, and, to make the current version of Jerry Rice & Nitus' Dog Football available on all mobile devices.

And unlike companies that disguise their funding as a product pre-order, with JUDOBABY, you're joining Jerry Rice, Marshawn Lynch, and over 260 valued investor's as an owner of the company, honoring your support with your share of any financial success of Judobaby. Let's hear what some of our current Judobaby investors have to say.

Scott Matt, Judobaby Designer: *Jeff, what do you like most about Judobaby & Dog Football?*

Jeff Chen, Serial Entrepreneur: *I was really impressed with the Judobaby Company. And meeting Dan at first, he just has this incredible vision, and the team that he's put together. I've met the team quite a few times, I've met yourself (Scott), and it's just a collective group of people who share the same vision. And it doesn't matter what age you are, everybody can play. And it's simple. And it's not your typical blow 'em up, shoot 'em up games that I think cater to a different demographic. Back in the day when I was playing, we would play board games with the family, and I think we're in a digital age now, and I think this game allows families to come back together to play, enjoy, and this game has something for everybody.*

Young Play Tester: *Yes! Yes! Yes! Yeeaahehehessss! Touchdown! Yeaaaaaah!!!*

In background: Young Play Tester 2: *Whooooooooooo!* ***Mom:*** *(Laughter)*

Grammy Founder Fred Catero: I know that with Dan at the head of it, with his zeal, and his excitement about it, can't fail.

Scott: I agree. I agree.

Vern, Founder: Absolutely

Premiere Realtor and Investor, Pierre Buljan: Absolutely, I agree too.

Scott: Right on.

Dan: As a JUDOBABY shareholder, you will be invited to take part in the entire development process and you will have a vote on all important company matters.

So let's get started in welcoming you to the JUDOBABY team, and taking the Pet Sports League to the next level.

Marshawn Lynch: Baby! It's Judo, Baby. Juuudooo. Baby!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

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offering deadline.

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